UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 6, 2002

Ryan Pearson
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Re: Philadelphia Suburban Corporation
Incoming letter dated January 3, 2002

Dear Mr. Pearson:

This is in response to your letter dated January 3, 2002 concerning a shareholder proposal submitted to Philadelphia Suburban by Linda Unger. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Linda Unger
70 Grubb Hill Road
Danville, PA 17821

1701 Market Street
Philadelphia, PA 19103-2921
215-963-5000
Fax: 215-963-5299

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

Ryan Pearson
215-963-5261

January 3, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Philadelphia Suburban Corporation –
Omission of Shareholder Proposal of Linda Unger

Ladies and Gentlemen:

Philadelphia Suburban Corporation (the "Company") has received a shareholder proposal requesting that the Company preserve certain land owned by the Company in its current state or donate the land to the Commonwealth of Pennsylvania (the "Proposal"). Ms. Linda Unger (the "Proponent") submitted the Proposal in a letter dated November 28, 2001.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from its proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "2002 Proxy Materials"). This letter constitutes the Company's statement of the reasons it deems omission to be proper.

On behalf of the Company, and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if the Company omits the Proposal from the 2002 Proxy Materials. The Company has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), enclosed are:

1. six copies of this letter;

2. six copies of the Proposal, including a letter supplementing the Proposal; and

3. six copies of a letter sent by the Company to the Proponent on December 21, 2001 (the "Company Letter") notifying the Proponent that the Proposal was received by the Company after the December 10, 2001 deadline.

For your convenience, we have enclosed copies of the releases of the Division and the no-action letters of the Staff referred to herein.

As discussed below, the Company intends to omit the Proposal from the 2002 Proxy Materials because the Proposal was received after the properly determined deadline of December 10, 2001 set forth in the Company's prior year's proxy statement as required by Rule 14a-8(e)(2). Moreover, the Company believes that even if the Proposal were received prior to the deadline, the Company would be entitled to omit the Proposal from the 2002 Proxy Materials on the basis of Rule 14a-8(i)(7) for the reasons set forth below.

The Proposal states:

"Resolved, The shareholders request the Board of Directors to maintain said watershed in its natural state, as it is presently zoned, and take steps to preserve the area through either public and/or private funding, a conservation easement or donate said watershed to the State of Pennsylvania for public use, thereby preserving and maintaining the future integrity of said watershed for generations to come."

The Proposal was Received by the Company After the Properly Determined Deadline

The Company believes it may omit the Proposal from the 2002 Proxy Materials in accordance with Rule 14a-8(e)(2) because the Company did not receive the Proposal until after its December 10, 2001 deadline for the submission of proposals. Rule 14a-8(e)(2) requires that a shareholder proposal "must be received by the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The proxy statement mailed to shareholders in connection with the Company's 2001 annual meeting held on May 17, 2001 was dated April 9, 2001, and disclosed that, in order to be included in the 2002 Proxy Materials, shareholder proposals must be received on or before December 10, 2001. Although the Proposal is dated November 28, 2001, it was not received by the Company until after the December 10, 2001 deadline. Accordingly, the Company believes that it may exclude the Proposal from the 2002 Proxy Materials as untimely.

The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

Under Rule 14a-8(i)(7), a company may exclude from its proxy materials a proposal that deals with "a matter relating to the company's ordinary business operations." The Proposal proposes a specific use of certain property owned by the Company and, therefore, is a matter relating to the Company's ordinary business operations. The Staff has consistently treated questions of how to utilize a specific asset of a corporation as a matter relating to a company's ordinary business operations. See Pennsylvania Enterprises, Incorporated (April 12, 1985) (the Staff held excludable a proposal to prohibit the sale, lease or other conveyance or development of the company's watershed lands); Martin Marietta Corporation (February 17, 1981) (the Staff held excludable a proposal that the company's board of directors "preserve in perpetuity" acreage of dunes and dune forest by not mining that land).

A primary aim of Rule 14a-8(i)(7) is to confine the handling of ordinary business operations to a company's management and board of directors as such problems are beyond the competence of most shareholders due to their lack of business expertise and knowledge of the company's business operations. See Hearing on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Sess. part 1, at 118 (1957); see also Exchange Act Release No. 34-12999 (November 22, 1976). Decisions regarding the management of the Company's land holdings are made by the Company after careful and thorough deliberations by persons with experience and specialized skills. Based on the numerous considerations and complicated factors that are a part of making such decisions, these are exactly the types of decisions which shareholders as a group are not qualified to direct. Accordingly, the Company believes that the Proposal relates to the management of ordinary business operations and may be omitted from the 2002 Proxy Materials under Rule 14a-8(i)(7).

While the Company believes there are other justifications for omitting the Proposal, such as the fact that the Proposal is excludable under Rule 14a-8(i)(5) because the land in question accounts for less than 5% of the Company's total assets, net earnings and gross sales, the Company believes the reasons stated above provide a sufficient basis for omitting the Proposal from the 2002 Proxy Materials.

Should the Staff have any questions or comments regarding this filing, please contact the undersigned at (215) 963-5261. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Very truly yours,

Ryan F. Pearson

cc: Roy Stahl, Esq.
Linda Unger
Stephen A. Jannetta, Esq.

Barbara Cummings, Secretary
Roy Stahl, Senior Vice President and Corporate Counsel
Philadelphia Suburban Corporation
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

November 28, 2001

Dear Ms. Cummings and Mr. Stahl,

Please accept this updated proposal to the one previously sent by Mr Rebar to Ms. Patricia Mycek, dated Nov. 22, 2001.

Pursuant to applicable regulations of the Securities and Exchange Commissions, we request that this shareholder resolution/proposal be included for the 2002 Philadelphia Suburban Corporation Annual Meeting and Proxy Statement:

"Whereas, Philadelphia Suburban Corporation, in its documents released for public information, includes the following statement: 'The company has been committed to the preservation and improvement of the environment throughout its history, which spans more than 100 years'",

"Whereas, Philadelphia Suburban Corporation is in the process of marketing 2,000 acres of prime watershed land, containing "exception value wetlands" for the purpose of industrial development, including the construction of two Federal Prisons. This area is the Trout Run portion of Brush Valley, in eastern Northumberland County, Pennsylvania",

"Whereas, destruction of this watershed is in direct conflict with the Corporation philosophy of preserving and improving the environment",

"Resolved, The shareholders request the Board of Directors to maintain said watershed in its natural state, as it is presently zoned, and take steps to preserve the area through either public and/or private funding, a conservation easement or donate said watershed to the State of Pennsylvania for public use, thereby preserving and maintaining the future integrity of said watershed for generations to come",

"Supporting statement: The company has been committed to the preservation and improvement of the environment throughout its history, which spans more than 100 years".

Joseph F. Rebar
105 S. Franklin St.
Shamokin, PA 17872
570-644-1762

Joseph F. Rebar

Linda Unger
70 Grubb Hill Road
Danville, PA 17821
570-672-3254

Linda J. Unger

NOTE: "I AM NOT" WITHDRAWING THE RESOLUTION I SENT PREVIOUSLY! Joseph F. Rebar

December 12, 2001

Roy Stahl, Senior V.P. and Corporate Counsel
Philadelphia Suburban Corporation
762 W. Lancaster Ave.
Bryn Mawr, PA 19010

Re: Shareholder Proposal

Dear Mr Stahl,

I am responding to your letter concerning Mr.Joseph Rebar's and my shareholder proposal, dated Nov. 28, 2001, to be included in PSC's proxy statement for the 2002 Annual Meeting.

I find it odd that after many phone calls I have made concerning this issue, only now are we told the actual requirements. These calls were to Pat Mycek, and Chris Franklin, PSC, on 5/16/01, 5/31/01; to "Diane", Suzanne Stark, and Mr. Subasic at Consumer's Water Company on 6/21/01, and again to Barb Cummings at PSC on 6/27/01, 8/30/01, and 9/21/01. Finally I was instructed by Ms. Cummings to just send it addressed to her and you. Perhaps company personnel and shareholders alike would benefit from more education on Corporate Policies and Securities Exchange Act information.

My husband David and I presently own 568.430 shares of PSC stock, valued at $17,035 per our Nov. 30, 01 statement. Our original purchase was made on 7/8/88. We held these stocks continuously since that time, and intend on holding them indefinitely, certainly through the date of the meeting of shareholders in or around May 2002.

I am contacting my broker at Legg Mason, where the securities are held in "street name" to confirm this information. You may add my husband David's name to the shareholder's proposal, instead of Mr. Joseph Rebar.

Please let me know if there are any additional requirements for this proposal. Thank you for your attention to this matter.

Sincerely,

Linda and David Unger

Linda and David Unger

PSC

PHILADELPHIA SUBURBAN CORPORATION

762 W Lancaster Avenue
Bryn Mawr, PA 19010-3489
610.645.1035
Fax: 610.645.1061

ROY STAHL
Executive Vice President

December 21, 2001

Certified Mail-Return Receipt Requested

Ms. Linda Unger
70 Grubb Hill Road
Danville, PA 17821

Re: Shareholder Proposal

Dear Ms. Unger:

I am responding to your letter dated December 12, 2001, in which you refer to Mr. Joseph Rebar's and your request that Philadelphia Suburban Corporation include a shareholder proposal in its proxy statement for the 2002 annual shareholders meeting.

As stated in Philadelphia Suburban Corporation's proxy statement for its 2001 annual shareholders meeting, shareholder proposals to be included in the company's proxy statement for its 2002 annual shareholders meeting had to be received by the company by December 10, 2001. Although your letter is dated November 28, 2001, it is my understanding that your letter was not received at our offices until after the December 10, 2001 deadline. If you have any evidence that your letter was delivered to us prior to the December 10, 2001 deadline, I would be happy to review it.

Because our records indicate that we had not received a shareholder proposal in either your or your husband's name by the December 10, 2001 deadline, any proposal submitted by you or your husband is not eligible for inclusion in the company's proxy materials for the 2002 annual shareholders meeting. Regarding your reference to Mr. Rebar, please be advised that we will not comment on our discussions with other shareholders.

We also feel that your proposal may be excluded pursuant to Section 14a-8(i)(7) of the Securities Exchange Act of 1934 because it deals with a matter relating to Philadelphia Suburban Corporation's "ordinary business operations."

In accordance with the requirements of the Securities and Exchange Commission ("SEC"), we plan to file a request with the SEC regarding the exclusion of your proposal for the reasons described above. We will copy you on all correspondence with the SEC.

Please feel free to contact me with any further questions regarding this issue.

Very truly yours,

Roy Stahl, Esq.

(SEC No-Action Letter)

*1 Pennsylvania Enterprises, Incorporated
Publicly Available April 12, 1985

LETTER TO SEC

February 8, 1985

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Re: Pennsylvania Enterprises, Inc.
Commission File No. 0-7812

Dear Sirs:

This letter is submitted on behalf of the management of Pennsylvania Enterprises, Inc. ("Enterprises") pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Act"). Enterprises has received two shareholder proposals for inclusion in management's proxy materials for the 1985 Annual Meeting of Shareholders to be held in June. We believe that both proposals may properly be omitted from management's proxy statement and form of proxy for the reasons set forth below (which are explained in greater detail in the enclosed opinions of counsel).

The first proposal would prohibit Enterprises from selling, leasing or otherwise conveying or developing its watershed lands. Enterprises is a holding Company. Its principal subsidiary, Pennsylvania Gas and Water Company (the "Company"), is an operating public utility engaged, among other things, in distributing water, [FN1] and owning reservoirs and watershed lands for this purpose. [FN2]

FN1. The Company also distributes natural gas but this utility service is not relevant to the proposals.

FN2. Please note that the Company, not Enterprises, is a public utility engaged in the distribution of gas and water and owns the watershed lands referred to. The proposals incorrectly refer to Enterprises as the public utility and the owner of the watershed lands. In order to respond to the proposals in their terms, we have defined Pennsylvania Gas and Water Company, Enterprises' subsidiary, as the "Company". However, if the Staff does not concur with our decision to omit the proposals, the Staff should require the proponents to amend their proposals to refer to the correct company.

End of FN.

We believe that this proposal may properly be omitted from the proxy statement because it deals with matters relating to the conduct of the ordinary business operations of the Company (i.e., the conduct of its water distribution operations) (Rule 14a-8(c)(7)), and also because it directs the Company to take action that may be contrary to statutorily mandated regulation by state administrative agencies (Department of Environmental Resources and Pennsylvania Public Utility Commission) (Rule 14a-8(c)(2)).

The second proposal would require the Company to take all actions, excluding filtration, necessary to the maintenance of a safe, pure supply of drinking water for its customers. We believe that this proposal may also properly be omitted from the proxy statement for the following reasons:

(1) This proposal also deals with matters relating to the conduct of the ordinary business operations of the Company (i.e., the methods by which the Company maintains the quality of its water delivered to its customers) (Rule 14a-8(c)(7)).

***2** (2) This proposal, which does not specify the methods for providing safe and pure drinking water, is vague and misleading, in that any action ultimately taken upon the implementation of this proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast (Rule 14a-8(c)(3)).

(3) This proposal, if implemented, directs the Company to take action that may be contrary to statutorily mandated regulation by state administrative agencies (Rule 14a-8(c)(2)).

Finally, we believe that each of the proposals may be omitted since they are not a proper subject for action by security holders under the laws of the Commonwealth of Pennsylvania, Enterprises' and the Company's domicile (Rule 14a-8(c)(1)) since the proposals are phrased to mandate action on matters which under the law of Pennsylvania are committed to the discretion of their respective Board of Directors.

It is respectfully requested that the Staff confirm that it will not recommend any enforcement action to the Commission if Enterprises omits the proposals from its proxy materials for its 1985 Annual Meeting. We would appreciate your response on or before March 15, 1985 to meet our schedule for the filing and mailing of proxy materials for the Annual Meeting.

Enclosed, pursuant to Rule 14a-8(d), are four (4) copies of this letter and five (5) copies of the supporting opinions of counsel and the shareholders' proposals. A copy of this letter and the enclosures are being forwarded to the proponents in accordance with Rule 14a-8(d).

If you have any questions or require additional information concerning this matter, please do not hesitate to contact Garett J. Albert, Esquire at (212) 709-7711.

Very truly yours,
J. Glenn Gooch

ENCLOSURE

February 8, 1985

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Re: Pennsylvania Enterprises, Inc.
Commission File No. 0-7812

Dear Sirs:

Pursuant to Rule 14a-8(d) of the Commission's Rules and Regulations, we respectfully submit this opinion in support of the decision by the management of Pennsylvania Enterprises, Inc. ("Enterprises") to omit the shareholder proposals submitted on behalf of Edward and Robert Zygmunt and Michael J. Petscavage (the "Proponents") from its proxy statement and form of proxy for Enterprises' 1985 Annual Meeting of Shareholders.

The proposals, submitted on behalf of the Proponents in a letter dated December 28, 1984, are contained in the following resolutions:

"WHEREAS, Pennsylvania Enterprises Incorporated (PEI) (hereinafter referred to as the "company") has sold valuable watershed lands and resevoirs [sic] in the past and

WHEREAS, the development of watershed lands with inadequate sewage treatment facilities can contribute to pollution of the public's drinking water supply and

WHEREAS, the outbreaks of giardiasis in 1984 in the company's service area had a detrimental and damaging impact on the company's public image and earnings and

*3 WHEREAS, any further sale of land would further damage the company's public image

BE IT RESOLVED THAT the company enact and adopt a binding policy forbidding the Board of Directors and the officers of the company from selling, leasing, otherwise conveying or developing watershed lands and

BE IT FURTHER RESOLVED that the company shall take all actions, excluding filtration, necessary to the maintenance of a safe, pure supply of drinking water for its customers."

Enterprises believes, and we concur, that both proposals may properly be omitted from its proxy statement and form of proxy for the 1985 Annual Meeting for the reasons set forth below.

Enterprises is a holding company. Its principal subsidiary, Pennsylvania Gas and Water Company (the "Company"), [FN1] is an operating public utility engaged, among other things, in distributing water provided by an extensive reservoir and intake system to an area in northeastern Pennsylvania. The Company also distributes natural gas.

FN1 Please note that the Company, not Enterprises, is a public utility engaged in the distribution of water and owns the watershed lands referred to in the proposals. The proposals incorrectly refer to Enterprises as the public utility and the owner of the watershed lands. In order to respond to the proposals in their terms, we have defined Pennsylvania Gas and Water Company as the "Company". However, if the Staff does not concur with Enterprises' decision to omit the proposals, the Staff should require the proponents to amend their proposals to refer to the correct company.

End of FN.

First Proposal

The first proposal, dealing with the watershed lands, should be omitted from the proxy statement under Rule 14a-8(c)(7) because it relates to the conduct of the ordinary business operations of the Company. The Company's water system has 55 collecting and impounding reservoirs and over 38,000 acres of land used in connection with its water utility operations. As part of its water utility operations, the Company is engaged in a constant review of the need for, and usage of, its 55 reservoirs and related watershed lands. Based on this review, from time to time, the Company has determined that certain reservoirs or watershed lands are no longer needed in its operations. Frequently, these properties have then been sold or leased. Since 1970, there have been 18 separate sales of watershed lands. These decisions are made only after consideration by expert personnel of the need for the property and the effect of its sale or lease on remaining operations.

One of the primary reasons for the adoption of Rule 14a-8(c)(7) was to confine the solutions of ordinary business problems to the board of directors because such problems are beyond the competence and direction of most shareholders due to their lack of business expertise and/or intimate knowledge of the corporation's business. See Hearing on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong., 1st Sess. part 1, at 118 (1957); see also Exchange Act Release No. 34-12999 (November 22, 1976). The use of the Company's reservoirs and watershed lands is a perfect example of a situation where most shareholders do not have sufficient knowledge regarding water utility operations to make a determination (no less a blanket determination) that the Company shall not lease, sell or otherwise develop its watershed lands. Careful, often extended, deliberations by persons with experience and specialized skill are often required before management can make a decision on how to best use these corporate assets.

***4** We do not believe that this proposal can be characterized as a request for the expression of shareholder preference on an environmental policy matter. Unlike the typical shareholder environmental proposal, which requests that the Board consider or review specific corporate policies on environmental issues or compile information to aid the Board in formulating environmental policy, this proposal would require the Company to make a specific decision on a corporate asset, i.e., the Company shall not dispose of any watershed lands. Accordingly, the proposal relates solely to the management of ordinary business operations and may be omitted from the proxy statement under Rule 14a-8(c)(7).

Second Proposal

The second proposal, dealing with the maintenance of a safe supply of water, should be omitted from the proxy statement for the following reasons:

(1) The second proposal should be omitted under Rule 14a-8(c)(7) because it relates to the conduct of the ordinary business operations of the Company. The Company is engaged in the business of collecting water, treating it to assure it is potable and aesthetically acceptable and delivering it to customers. The methods by which it treats water are central to its ordinary business operations--in fact, they are its ordinary business operations. The second shareholder proposal deals with the methods of treatment and accordingly relates entirely to the Company's ordinary business operations.

(2) The second proposal may also properly be omitted from the proxy statement under Rule 14a-8(c)(3) because it is so vague and indefinite that shareholders voting upon this proposal would not be able to determine with any reasonable certainty exactly what measures would be taken in the event the proposal was implemented. The Commission and the courts have recognized for many years that vagueness and indefiniteness are a proper basis for omitting a shareholder proposal from proxy material. See, e.g., Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir.1961) (citing, with approval, an opinion of the Commission). The Commission has stated its rationale for recognizing vagueness as a ground for excluding proposals as follows:

" * * * [I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." Letter to Union Electric Company (1957), reprinted in part in Dyer v. Securities and Exchange Commission, supra, at 781. See U.S. Industries, (letter available February 17, 1983); Bendix Corporation, (letter available October 30, 1981); and E.I. du Pont de Nemours & Company, Inc., (letter available February 8, 1977).

The second proposal is vague and indefinite in three respects. First, a shareholder in considering the proposal cannot know what method or methods to maintain "a safe and pure supply" of drinking water the Company will use if the proposal is approved. There are many methods and combinations of methods to treat water to render it potable, aesthetically acceptable and in compliance with water quality criteria established by regulatory agencies. To meet the criteria as it relates to bacteriological quality, examples of treatment methods, commonly referred to as disinfection, include but are not limited to, chlorination, iodination, ozination and ultra-violet radiation. In some instances, a combination of some of these methods, rather than all of them, may provide optimum treatment.

***5** The matter of selecting the appropriate treatment method or combination of methods is complex and the costs vary greatly. As an example, a new treatment plant for chlorine disinfection only may cost $100,000 to treat 15 million gallons per day, while a combination of chlorine disinfection and ozination may cost more than three times as much. Extensive engineering studies and tests are required as part of the decision making process in selecting the proper treatment and cost-effective method. Which method or combination of methods would the shareholders be voting for? The second proposal is misleading, in that any treatment or treatments ultimately selected by the Company may be very different from the treatment or treatments the shareholders envisioned when they cast their votes.

Second, the second proposal is vague because of the differing interpretations that shareholders may give to the phrase "take all actions, excluding filtration, necessary to a safe, pure supply of drinking water." Is the phrase to be read literally to mean all actions, regardless of cost, cost effectiveness, or proven effectiveness, required to provide safe and pure water? Would there be any cap on these costs? Does the phrase imply some sort of reasonableness standard? Even if so, shareholders could interpret reasonableness differently. It might be reasonable to some shareholders for the Company to experiment with new untested treatments, whereas others might believe it is reasonable for the Company to use only conventional treatments that are cost-effective. As a result of this ambiguity shareholders would have no idea what actions would ultimately be taken if the proposal was adopted.

Third, the proposal is vague in its use of the words "excluding filtration." Does the proposal seek to prohibit the use of filtration by the Company? Or do the words "excluding filtration" mean that the proposal does not concern itself with filtration? If the proposal is adopted and is construed to prohibit filtration, the Company may violate Pennsylvania law. (See the enclosed opinion of Thomas & Thomas, Pennsylvania counsel to the Company). Accordingly, the second proposal may also properly be omitted from the proxy materials under Rule 14a-8(c)(3).

For the reasons stated above, it is our opinion that both proposals may be properly omitted from management's proxy statement and form of proxy.

Very truly yours,
Hughes Hubbard & Reed

ENCLOSURE

February 8, 1985

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
In re: Pennsylvania Enterprises, Inc. Commission File No. 0-7812

Dear Sirs:

Pursuant to Rule 14a-8(d) of the Commission's Rules and Regulations, we respectfully submit this opinion in support of the decision by the management of Pennsylvania Enterprises, Inc. ("Enterprises") to omit the shareholder proposals submitted on behalf of Edward and Robert Zygmunt and Michael J. Petscavage (the "Proponents") from its proxy statement and form of proxy for Enterprises' 1985 Annual Meeting of Shareholders.

***6** The proposals, submitted on behalf of the Proponents in a letter dated December 28, 1984, are contained in the following resolutions:

"WHEREAS, Pennsylvania Enterprises Incorporated (PEI) (hereinafter referred to as the "company") has sold valuable watershed lands and resevoirs [sic] in the past and

WHEREAS, the development of watershed lands with inadequate sewage treatment facilities can contribute to pollution of the public's drinking water supply and

WHEREAS, the outbreaks of giardiasis in 1984 in the company's service area had a detrimental and damaging impact on the company's public image and earnings and

WHEREAS, any further sale of land would further damage the company's public

image
BE IT RESOLVED THAT the company enact and adopt a binding policy forbidding that Board of Directors and the officers of the company from selling, leasing, otherwise conveying or developing watershed lands and
BE IT FURTHER RESOLVED that the company shall take all action, excluding filtration, necessary to the maintenance of a safe, pure supply of drinking water for its customers."
Enterprises believes, and we concur, that both proposals may properly be omitted from its proxy statement and form of proxy for the 1985 Annual Meeting because: (1) they direct the Company to take action that may be contrary to statutorily mandated regulation by state administrative agencies (Rule 14a-8(c)(2)), and (2) they are not a proper subject for action by security holders under the laws of the commonwealth of Pennsylvania, the domicile of Enterprises' and Pennsylvania Gas and Water Company (the "Company") (Rule 14a- 8(c)(1)). [FN1]

FN1. Please note that the Company, a subsidiary of Enterprises, not Enterprises, is a public utility engaged in the distribution of gas and water and owns the watershed lands referred to in the proposals. The proposals incorrectly refer to Enterprises as the public utility and the owner of the watershed lands. In order to respond to the proposals in their terms, we have defined Pennsylvania Gas and Water Company as the "Company." However, if the Staff does not concur with Enterprises' decision to omit the proposals, the Staff should require the proponents to amend their proposals to refer to the correct company.

End of FN.

Conflict with law

The proposals are in conflict with Pennsylvania law, the law of the domicile of the Company, in that they direct the Company to take action (or not take action) that may be contrary to statutorily mandated regulation by state administrative agencies (Rule 14a-8(c)(2)).
The Company is subject to the jurisdiction of the Pennsylvania Public Utility Commission ("Commission") in its operations generally (66 Pa.C.S. § 501) and specifically in regard to the acquisition or transfer of tangible property used or useful in the public service (66 Pa.C.S. § 1102). Since the Commission regulates the acquisition or transfer of tangible property by the Company, a shareholder proposal (such as the first proposal) mandating or even recommending decisions regarding what property may be transferred may conflict with or violate Commission orders or policies with respect to such property.
***7** The Company is also subject to the jurisdiction of the Pennsylvania

Department of Environmental Resources ("DER"). DER has jurisdiction over the potability of water supplied to the public (35 P.S. § 716 and 71 P.S. § 510-1(7)), and over the streams which flow into Company's reservoirs (35 P.S. § 691.) [FN2]

FN2. The Pennsylvania Environmental Hearing Board has jurisdiction over the same matters in appeals from DER orders.

End of FN.

DER has held that this jurisdiction includes the power to order specific methods of treatment. The second proposal, which relates to actions necessary for the maintenance of a safe, pure supply of drinking water, may conflict with orders of DER in regard to methods of treatment. DER may require certain methods of treatment or decide that others have disadvantages and not permit them to be used. Since the proposal requires the Company to take all actions relating to supplying safe, pure water, the proposal may require action that would violate state law. In this connection, the proposal can be construed as prohibiting filtration. The Company is presently subject to two separate orders of DER and two related orders of the Environmental Hearing Board, requiring the Company to construct and maintain filtration facilities for two of its reservoirs. The Company therefore could be put in the position of violating either the proposal or the DER and Environmental Hearing Board orders.

Not proper subject for action by security holders

Both proposals also conflict with the Pennsylvania Business Corporation Law ("BCL") since in each proposal, the subject matter relates to a direction by shareholders to the Board of Directors and officers to take certain action as to which the BCL places responsibility in the Board of Directors. Section 401 of the BCL assigns management of the business and affairs of the Company to the Board of Directors. 15 P.S. § 1401. In addition the BCL in the last sentence of Section 202 limits the situations under which shareholder approval is required. 15 P.S. § 1302. Shareholders have only those powers enumerated. Both proposals involve areas which are outside the specific enumerated powers of the shareholders and thus the proposals have the effect of shifting powers contrary to the BCL. This is particularly true in regard to the first proposal which purports to have the shareholders determine what property of the Company may be sold, leased, or otherwise conveyed. The BCL is quite specific that shareholder approval is appropriate for the conveyance of property only in the event of the "... sale, lease, or exchange of all, or substantially all, the property and assets, with or without the good will of a corporation ..." 15 P.S. § 1311. By implication this reserves to the Board of Directors the power over the sale, lease or exchange of less than substantially all the property and assets of the corporation.

The Division has often expressed the view that Rule 14a-8(c)(1) is intended to allow the omission of shareholder proposals which, among other things, mandate action on matters which under the law of the issuer's domicile is committed to the discretion of its board of directors. See Exchange Act Release No. 12999, November 22, 1976. Neither the Articles nor By-Laws of Enterprises or the Company nor the BCL provide for shareholders action, or restrict the Board of Directors' power, with respect to the sale, lease or development of watershed land or the methods by which it maintains water quality. Therefore, these areas are subject to the exclusive discretion of Enterprises' and the Company's Board of Directors. Accordingly, these proposals which are phrased to mandate action on matters which under Pennsylvania law are committed to the exclusive discretion of the Board of Directors may also properly be omitted from the proxy statement under Rule 14a-8(c)(1). See Middle South Utilities, (letter available March 14, 1984) (to the extent proposal mandates certain actions, it intrudes upon the discretionary authority of the board and is excludable under Rule 14a-8(c)(1)); Pacific Gas and Electric Co., (letter available February 9, 1984) (proposal which mandates certain board action in violation of applicable state law is excludable under Rule 14a-8(c)(1)).

***8** For the reasons stated above, it is our opinion that both proposals may be properly omitted from management's proxy statement and form of proxy.

Very truly yours,
THOMAS & THOMAS

ENCLOSURE

December 21, 1984

Mr. Robert Anthony
Pennsylvania Gas and Water
39 Public Square
Wilkes-Barre, PA 18701

Dear Bob,

Enclosed please find the question that my clients want to place before the shareholders at the 1985 annual shareholders meeting.

For your reference, Ed and Robert Zygmunt own 187 shares if common stock (jointly) and Ed owns 185 shares of preferred stock. Mike Petscavage owns 50 shares of common stock and 427 shares of preferred. Both parties have owned the stock for more than one year and the value of the stock is in excess of one thousand dollars ($1,000.00). I have also enclosed photocopies of their stock certificates.

If you have any questions or require any more information, give me a call.

Sincerely,
Gerald R. Schultz

ENCLOSURE

SHAREHOLDERS RESOLUTION

WHEREAS, Pennsylvania Enterprises Incorporated (PEI) (hereinafter referred to as the "company") has sold valuable watershed lands and resevoirs in the past and

WHEREAS, the development of watershed lands with inadequate sewage treatment facilities can contribute to pollution of the public's drinking water supply and

WHEREAS, the outbreaks of giardiasis in 1984 in the company's service area had a detrimental and damaging impact on the company's public image and earnings and

WHEREAS, any further sale of land would further damage the company's public image

BE IT RESOLVED THAT the company enact and adopt a binding policy forbidding the Board of Directors and the officers of the company from selling, leasing, otherwise conveying or developing watershed lands and

BE IT FURTHER RESOLVED that the company shall take all actions, excluding filtration, necessary to the maintenance of a safe, pure supply of drinking water for its customers.

LETTER TO SEC

February 25, 1985

Securities Exchange Commission
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549
RE: Pennsylvania Enterprises, Inc., Commission File # 0-7812

Dear Sir/Ms.,

This letter is submitted on behalf of Edward and Robert Zygmunt and Michael Petscavage, shareholders in the above referenced company who have submitted proposals for inclusion in the company's proxy materials. It is also submitted in response to the company's letter of February 8.

It is the shareholders position that one of the objections raised to the second proposal, namely vagueness, is meretorious and they hereby withdraw the second proposal.

However, it is the shareholders position that the objections to the first proposal lack merit and are indeed baseless and that the proposal should be intended in the company's proxy materials, for the following reasons:

(1) The action that it directs the company to take is not contrary to any state law or regulation. Indeed the supporting opinions filed by the company fails to cite even one specific provision of the law that the proposal conflicts with. The fact that regulations of the Pennsylvania Utility Commission ("PUC") and the Pennsylvania Department of Environmental Resources ("DER") have jurisdiction over the company certainly cannot be stretched to the point of stating there is a conflict. If the company adopted a policy of not selling watershed lands it would not conflict with the PUC regulations, which only regulate the acquisition or transfer of property.

***9** Secondly, adoption of this proposal would certainly not conflict with DER repetations or state law. It is state policy guaranteed by the Pennsylvania Constitution to protect water supplies and preserve clean water. This is what the proposal would do.

Thirdly, 15 P.S. 1401 merely states that the affairs of the corporation shall be managed by a Board of Directors. 15 P.S. 1302 relates to the condual of ordinary business by the company. It is submitted that this proposal goes beyond ordinary business and is a policy matter.

(2) It does more than deal with ordinary business operations of the company. It deals with fundamental environmental policy questions that the shareholders should have a voice in, namely the protection of watershed and the provision of safe drinking water to its customers. The sale of watershed lands by the company has been a contributing factor to the degradation of the water supply, and the 1983-84 outbreak of giardiasis among the company's customers.

(3) Affirmative action by the shareholders would benefit the company because it would protect company resources and the public water supply.

Sincerely,
Gerald R. Schultz

SEC LETTER

1934 Act / s ?? / Rule 14a-8

April 12, 1985

Publicly Available April 12, 1985

Re: Pennsylvania Enterprises, Inc. (the "Company") Incoming Letter dated February 8, 1985

The proposal relates to the prohibition of the sale, lease or other conveyance or development of the Company's watershed lands. A second proposal, relating to the purification of water sold by the Company, has been withdrawn by the proponents.

There appears to be some basis for your opinion that the proposal may be omitted under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the Company's ordinary business operations (i.e., the management of the Company's land holdings). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the management omits the subject proposal from its proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative basis for omission upon which you rely.

Sincerely,

Cecilia D. Blye
Special Counsel

Securities and Exchange Commission (S.E.C.)
1985 WL 54086 (S.E.C. No - Action Letter)
END OF DOCUMENT

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2677278 - PEARSON,RYAN F

Date and Time Printing Started:	12/28/01	12:41:09 pm (Central)
Date and Time Printing Ended:	12/28/01	12:41:15 pm (Central)
Offline Transmission Time:		00:00:06
Number of Requests in Group:	3	
Number of Lines Charged:	2160	

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(SEC No-Action Letter)

***1** Martin Marietta Corporation
Publicly Available February 17, 1981

LETTER TO SEC

January 16, 1981

Securities and Exchange Commission
500 North Capitol Street, N.W.
Washington, D.C. 20549

Members of the Commission:
Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, we enclose a copy of a letter dated December 2, 1980 from Erwin Dyer Graham submitting a shareholder proposal for our 1981 annual meeting. (Attachment A.) The proposal and supporting statement read as follows:

'SHAREHOLDER PROPOSAL

ON MARTIN MARIETTA CORP. DUNE MINING

WHEREAS Martin Marietta Corp. owns 254 acres of densely forested tall sand dunes on the east shore of Lake Michigan in Bridgman, Michigan;

WHEREAS Martin Marietta Corp. is seeking from the city of Bridgman and from the state of Michigan mining permits to remove the sand from 144 acres of this dune property;

WHEREAS dune mining as its first step requires the destruction of all trees and other vegetation forming the dense forest cover on the dunes;

WHEREAS eminent botanists Dr. Warren H. Wagner, Professor of Natural Resources at the University of Michigan, and Dr. James Wells of Cranbrook Institute of Science at Bloomfield Hills, Michigan, as a result of independent field surveys of the Martin Marietta Corp. dune forest, have extolled its unique diversity of plant life that includes many rare, threatened and endangered species and have urged the preservation of this dune forest in Bridgman;

WHEREAS natural re-vegetation merely approximating conditions on undisturbed adjoining land is estimated to exceed 1,000 years and natural re-building of the dunes will never occur because a return of the same geologic factors of sand, water and wind cannot be expected;

THEREFORE BE IT RESOLVED that the shareholders request the board of directors to preserve in perpetuity this 254 acres of dunes and dune forest for the enjoyment of future generations by:

1. ordering the end of all efforts to obtain mining permits from the city of Bridgman and from the state of Michigan;
2. arranging as soon as possible for donation of the 254 acres of dunes to a national organization such as the Nature Conservancy, Sierra Club or the Audubon Society;
3. expediting efforts by Martin Marietta Corp. to locate and arrange for acquiring mining rights as needed for sand from sources other than the forested dunes.

SUPPORTING STATEMENT

A permit to mine this property has been denied by the Michigan Dept. of Natural Resources for various reasons including plant life found in unique forms and diversity. Only one other site--mined by another company--has been denied a permit. No other sites in Michigan have been recognized as being worthy of protection under Michigan law.

Destroying vegetation and mining the dunes leaves a scar that is ugly graffiti on the landscape visible from considerable distances and easily seen by traffic on Interstate 94 which abuts 2200 feet of the east edge of this property.

***2** Residential development following mining--as suggested by Martin Marietta Corp.--is not a bonafide prospect because mining leaves a low, flat, barren area without redeeming character so it cannot compete with undisturbed dunes. Furthermore, residential demand cannot be predicted 20 or 25 years into the future when mining is expected to end.

Alternatives to dune destruction are seen in Sargent Sand Company's years of dredging sand from Saginaw Bay and years of mining inland sand deposits in Wexford County, Michigan. Good Sand in abundance offshore in Lake Michigan is reported in Michigan's generic environmental impact statement on sandmining.'

For the reasons set forth below, the Corporation believes that it is not obligated to include the proposal in its 1981 proxy statement because:

(1) The proposal deals with a matter relating to the conduct of the ordinary business operations of the Corporation and so may be excluded by virtue of Rule 14a-8(c)(7);

(2) Under Maryland law, the law under which the Corporation is domiciled, the proposal is not a proper subject for action by securities holders, and so may be excluded by virtue of Rule 14a-8(c)(1);

(3) The effectuation of the proposal could require the Corporation to violate commitments it has made to its creditors, and so may be excluded by

virtue of Rule 14a-8(c)(6); and

(4) The proposal is contrary to the Securities and Exchange Commission's (the 'Commission') Rule 14a-9, which prohibits false and misleading statements, and so may be excluded by virtue of that Rule and Rule 14a- 8(c)(3).

The proposal requests the Board of Directors to preserve 253 acres of land in Bridgman, Michigan (the 'subject property') which is owned by Martin Marietta Aggregates Company ('Aggregates'), an operating company of the Corporation engaged in sand mining and foundry processing operations. Properties in Bridgman were purchased with the intent of mining the high-quality, chemical-grade industrial dune sand located in the area. This dune sand, which is found in the Bridgman area and generally is not available elsewhere in the United States, is commercially valuable as an essential ingredient in the making of precision metal castings for industry, especially the automotive industry.

Mining operations and sand production from deposits located on land owned by Aggregates in the Bridgman area have been carried on for 20 years. In connection with all such activities, a conscientious reclamation, restoration and land improvement plan has been followed. This plan was implemented in conjunction with the Corporation's policy of responsibly developing all of its commercially valuable natural resources in a manner consistent with sensible conservation and restoration and in accordance with the best environmental practices.

In 1976, as demand for the high-quality industrial dune sand found at Bridgman increased, Aggregates began developing the subject property for mining operations. In keeping with the policies of the Corporation, however, a decision was made to mine no more than 144 of the 253 acres of the subject property. The remainder of the property, including the Barrier Dunes located on the property, was set aside for preservation, to be left untouched and to serve as stabilizing dunes for the reclamation project planned for the subject property when mining was completed. Aggregates submitted a full mining plan for the subject property to the Bridgman City Planning Commission, and mining began on a portion of the subject property in August, 1976 following the issuance of the necessary permits by the City of Bridgman.

***3** In July, 1978 a second City permit was sought to extend mining to an additional part of the subject property. Thereafter the City withdrew that permit. Court action followed, but in July, 1979, prior to a full resolution of the issues involved, the Michigan Sand Dune Protection Act became effective, bringing the Bridgman dunes area under state jurisdiction. Aggregates applied for a state permit under that Act to mine sand on the subject property. Later that year the Michigan Department of Natural Resources responded with a 'notice of intent to deny' the permit on environmental grounds. The notice was contested by Aggregates and administrative public hearings were held on the matter in February, 1980.

At those hearings, officials of the Corporation and nationally recognized experts in community planning, ecology and environmental sciences, geology, foundry technology, and automotive manufacturing testified on the economic importance of the type of dune sand found at Bridgman. They further discussed the compatibility of the mining plan submitted by Aggregates with environmental concerns. The plan included Aggregates' commitment to preserve the lake-front barrier dunes, a prominent high point on the subject property known as Mount Edward, and a commitment to restore and eventually develop the subject property as an economic and social asset for the City of Bridgman after mining operations end. To date, no decision has been rendered by the Michigan Department of Natural Resources.

Against this history, the Graham proposal has been submitted. That proposal has three separate and distinct parts. First it would have the Board order Aggregates to end all efforts to obtain the permits necessary to continue mining operations on the subject property. Second it would have the Board donate the property to a national organization, apparently one associated with conservation concerns. Third it would have the Board locate and acquire another source of sand, apparently in substitution for the resources already owned and located on the subject property.

Rule 14a-8(c)(7).

The purchase by Aggregates of the Bridgman properties, including the subject property, their development and the use of the natural resources located thereon have been matters which for nearly 25 years have been conducted in the course of Aggregates' ordinary business operations. The questions of whether to seek permits to conduct certain types of activities on a property, of how to use a specific asset of a corporation, or of whether to elect not to utilize a specific asset, have always been considered matters relating to the conduct of ordinary business operations.

Moreover, questions concerning the use of the Bridgman properties must be considered in conjunction with the Corporation's existing reclamation and environmental policies. Careful, sometimes extended deliberations, by persons with experience and specialized skill often is required before management can make proper decisions about how to best use those corporate assets. This realization led the Subcommittee on Securities Regulation of the Senate Committee on Banking and Currency to recognize that in such situations it is manifestly impracticable in most cases for stockholders to decide management problems of this sort at corporate meetings. (85th Cong. 1st Sess. S 1242, tab 2 (1957)). This realization was the underlying rationale for the exclusion provided under Rule 14a-8(c)(7), and supports the conclusion that the proposal is not a proper subject for consideration and should be considered a subject falling within the responsibilities of management in controlling business operations.

***4** In addition the proposal would challenge a business decision made years ago and reviewed periodically by Aggregates after careful consideration of the options available to it to meet the future demand of its customers and its own financial obligations and operational objectives. In fact, the abandonment of the subject property and the valuable resources located thereon would detrimentally impact on the financial vitality of the Bridgman operation and could cause Aggregates to cease operations in that area. Moreover, this proposal would effectively force the reversal of all of the careful planning done with respect to the utilization of the resources on the subject property and cause Aggregates to lose a significant investment in time and money. The impact upon the customers of Aggregates and others associated with or affected by the Bridgman operation cannot accurately be estimated. Such business decisions traditionally are left to management in conducting the normal business affairs of a corporation, and not to shareholders under any circumstances. See Potomac Electric Power Company, March 5, 1976 (CCH Fed. Sec. L. Rep. paragraph 81,294 (1976-1977 Transfer Binder)).

It also may be that on superficial reading, the proposal could appear to relate to expressing shareholder preference on an environmental policy matter, one of the increasingly popular subjects for shareholders proposals today. Certainly the impressions gained upon reading the proposal and the rhetoric contained in its preambles would support such a reading. However, unlike customary shareholder proposals, the resolution here relates to directing the Board to require that specific decisions be made about the subject property and its use. It does not request that the Board consider or review specific corporate policies on environmental or social issues. (See General Dynamics Corporation, February 25, 1980. (CCH Fed: Sec. L. Rep. paragraph 76,372 (Current Volume)). Nor is a request made to compile information to aid the Board or the shareholders in considering the advisability of any specific policy generally relating to corporate matters. Instead, this proposal is interested solely in the manner in which the subject property is being managed and will be used in the future. Such issues relate to managing normal business operations and should only be made by persons who possess adequate information to make well-informed decisions.

Finally, it may be appropriate to note that the shareholder certainly must be aware that the issues raised by the proposal have been the subject of the administrative hearings before the Michigan Department of Natural Resources referred to above. There, before a properly constituted quorum of persons with the professional expertise to adequately consider and discuss Aggregates' proposed plan to mine the subject property, opponents of Aggregates' mining plan have had the opportunity to present their testimony. In our opinion, the fact that such a forum has considered the issues raised by this shareholder proposal, and will take action on the matter, further demonstrates that the subject matter of the proposal is not a proper subject for shareholder consideration and may be excluded from the 1981 proxy statement by virtue of Rule 14a-8(c)(7).

Rule 14a-8(c)(1).

***5** The proposal in effect instruct the Board to direct one of the Corporation's operating companies to take specific actions regarding its management of one of its valuable assets. It further directs the expenditure of surplus assets of the operating companies to locate and acquire substitute resources to replace those that would be lost if the subject property was donated to an environmental organization. These are matters which are not proper subjects for shareholder action under Maryland law.

Section 2-401 of the Maryland General Corporation Law states that the business and affairs of a corporation shall be managed under the direction of the board of directors. All powers of the corporation except those conferred on or reserved to the stockholders by law or by the charter or by-laws of the corporation may be exercised by or under authority of the Board. Thus generally speaking under Maryland law, a corporation's ordinary business powers are vested in its directors. Powers relating to fundamental changes in corporate structure, objects or purposes are reserved to the stockholders. See Warren v. Fitzgerald, 56 A.2d 827 (1948).

Individual directors hold their offices charged with the duty to act according to their best judgment, and in so doing under Maryland law they cannot be controlled in the reasonable exercise and performance of such duty. This includes the questions of how or whether to use corporate assets, whether to sell or purchase other corporate assets (Warren v. Fitzgerald, at 833), or whether to make reasonable gifts out of profits (See Section 2-103(13) of the Maryland General Corporation Law). Since these are the very issues raised by the shareholder proposal, it is our opinion that the proposal represents an attempt to substitute shareholder judgment for the judgment of the directors about matters not related to the constituent powers of a corporation. Since these are matters reserved to the directors under Maryland law, it is our opinion that the proposal also can be excluded from the proxy statement by virtue of Rule 14a-8(a)(1).

Rule 14a-8(c)(6).

Since the proposal calls for the donation of the subject property, we believe the proposal may be omitted from the proxy statement because it is a matter beyond the Corporation's power to effectuate. The subject property may be considered restricted under terms and covenants of certain of the Corporation's agreements, indentures, and other instruments executed in connection with raising capital. Since the general assets of the Corporation and its subsidiaries secure the obligation to repay the Corporation's debentures, bonds, notes and other debt obligations, in effect a lien exists on the subject property. The impairment or sale of the subject property might place the Corporation in default under the terms of one or more of those debt instruments or in violation of one or more of its undertakings. The Corporation would not be able to carry out the requirements of the proposal without violating those obligations, thereby subjecting itself to liability under law. For these reasons we believe the proposal can be excluded by virtue of Rule 14a-8(c)(6).

Rule 14a-8(c)(3) and Rule 14a-9.

***6** The Corporation is also entitled to omit the proposals because the preambles and resolutions which comprise the body of the proposal and the statement in support of it are false and misleading, both in broad outline and detail. The whole proposal proclaims, and is carefully intended to proclaim, that the Corporation's actions should it mine sand from the subject property will cause irreparable harm to the environment in and around the area of the subject property. There have been no findings by any court, agency or other properly constituted body to support such a conclusion. Moreover, the implication of the proposal is that the Corporation is being irresponsible with respect to its plan to mine the subject property. In fact, the Corporation already has a policy requiring the restoration and preservation of the environmental value of the properties owned by the Corporation or its subsidiaries, including the subject property.

The Supporting Statement is also false and misleading in numerous specific respects. The Michigan Department of Natural Resources has never denied a permit to the Corporation to mine this property, but instead has taken the official steps it had to take in order to conduct a full hearing on the matter. The decision of that body with respect to whether to issue a permit is expected to be made in the future. In addition, plant life found on the subject property is not unique to the subject property in either form or diversity, but instead can be found throughout the entire Bridgman area. For that reason to the extent that the shareholder implies that the cited expert opinions relate solely to the subject property, those statements would be false and misleading. We believe the expert's surveys must have been of the entire dunes area, and not solely related to the 144 acres of the subject property, which is but one small portion of the entire area.

Other misleading portions of the statements can be cited. Restoration of the subject property and residential development following mining not only is a bonafide prospect, but already has been accomplished on other properties previously mined. In fact expert planners already consider such use one of the best uses to which mined properties can be put. Finally sand of comparable quality, with the characteristics suitable for substitution for all of Aggregates' operations and for Aggregates' customers is not available in Saginaw Bay. Nor can substitute deposits be found which are located in areas sufficiently near Bridgman to provide a viable alternative source to support Aggregates' Bridgman operations. These all are matters which have been publicly discussed in the hearings before the Department of Natural Resources. For all of the above reasons it is our opinion that the proposal is improperly misleading and in part false, and therefore can be excluded from the proxy statement by virtue of Rule 14a-8(c)(3) and Rule 14a-9.

Based upon the foregoing analysis, we request that the Commission concur in our conclusion that the Graham shareholder proposal need not be included in the Corporation's proxy statement and form of proxy for the 1981 Annual Meeting. We intend to submit our preliminary proxy material with the Commission 50 days from the date of this letter, and for the reasons set forth in this letter, do not intend to include the shareholder's proposal in that material.

***7** Very truly yours,
James D. Simpson

ENCLOSURE

December 2, 1980

Ms. Mary Jane LaBarge, Secretary
Martin Marietta Corporation
6801 Rockledge Drive
Bethesda, MD 20034

Dear Ms. LaBarge:

Enclosed is a proposal and supporting statement for consideration at the next annual meeting. Your records will show that I am a holder of Martin Marietta Corp. stock and I understand that rules require that I continue to hold shares at the time of the meeting.

My intention is to appear at the meeting to further develop this proposal and to answer questions that may arise.

If there is anything lacking in my proposal or procedure I would like to be advised promptly.

Sincerely,

Erwin D. Graham

ENCLOSURE

SHAREHOLDER PROPOSAL

%On martin marietta/ CORP. DUNE MINING

WHEREAS Martin Marietta Corp. owns 254 acres of densely forested tall sand dunes on the east shore of Lake Michigan in Bridgman, Michigan;

WHEREAS Martin Marietta Corp. is seeking from the city of Bridgman and from the state of Michigan mining permits to remove the sand from 144 acres of this dune property;

WHEREAS dune mining as its first step requires the destruction of all trees and other vegetation forming the dense forest cover on the dunes;

WHEREAS eminent botanists Dr. Warren H. Wagner, Professor of Natural Resources at the University of Michigan, and Dr. James Wells of Cranbrook Institute of Science at Bloomfield Hills, Michigan, as a result of independent field surveys of the Martin Marietta Corp. dune forest, have extolled its unique diversity of plant life that includes many rare, threatened and endangered species and have urged the preservation of this dune forest in Bridgman;

WHEREAS natural re-vegetation merely approximating conditions on undisturbed adjoining land is estimated to exceed 1,000 years and natural re-building of the dunes will never occur because a return of the same geologic factors of sand, water and wind can not be expected;

THEREFORE BE IT RESOLVED that the shareholders request the board of directors to preserve in perpetuity this 254 acres of dunes and dune forest for the enjoyment of future generations by:

1. ordering the end of all efforts to obtain mining permits from the city of Bridgman and from the state of Michigan;

2. arranging as soon as possible for donation of the 254 acres of dunes to a national organization such as the Nature Conservancy, Sierra Club or the Audubon Society;

3. expediting efforts by Martin Marietta Corp. to locate and arrange for acquiring mining rights as needed for sand from sources other than the forested dunes.

SUPPORTING STATEMENT

A permit to mine this property has been denied by the Michigan Dept. of Natural Resources for various reasons including plant life found in unique forms and diversity. Only one other site--mined by another company--has been denied a permit. No other sites in Michigan have been recognized as being worthy of protection under Michigan law.

***8** Destroying vegetation and mining the dunes leaves a scar that is ugly graffiti on the landscape visible from considerable distances and easily seen by traffic on Interstate 94 which abuts 2200 feet of the east edge of this property.

Residential development following mining--as suggested by Martin Marietta Corp.--is not a bonafide prospect because mining leaves a low, flat, barren area without redeeming character so it can not compete with undisturbed dunes. Furthermore, residential demand can not be predicted 20 or 25 years into the future when mining is expected to end.

Alternatives to dune destruction are seen in Sargent Sand Company's years of dredging sand from Saginaw Bay and years of mining inland sand deposits in Wexford County, Michigan. Good dand in abundance offshore in Lake Michigan is reported in Michigan's generic environmental impact statement on sandmining.

ENCLOSURE

January 16, 1981

Martin Marietta Corporation
6801 Rockledge Drive
Bethesda, Maryland 20034

Gentlemen:

We understand that Martin Marietta Corporation (the 'Corporation') has received a proposal from a shareholder which it believes does not need to be included in the materials for the 1981 Annual Meeting. In connection with the presentation required in those circumstances under the Securities and Exchange Commission's Rule 14a-8(d), you have asked our opinion whether the matters dealt with in the proposal are proper subjects of shareholder action under the Maryland General Corporation Law, the state corporation law under which the Corporation is organized.

In order to render this opinion we have examined the shareholder proposal in question, which relates to recommendations concerning certain properties owned by the Corporation, and we have reviewed the proposal and the circumstances to which it refers with members of the staff of the Corporation. We have also examined the Maryland law, the Corporation's Charter, and the Corporation's by-laws, all currently in effect. We have also examined certain reported cases and a number of letters written by the staff of the Securities and Exchange Commission over the years in response to submissions made under Rule 14a-8, as well as the terms of the Rule itself.

Section 2-401 of the Maryland Law reads in relevant part as follows:

'(a) Management.--The business and affairs of a corporation shall be managed under the direction of a board of directors.

(b) Power of Board.--All powers of the corporation may be exercised by or under authority of the Board of directors except as conferred on or reserved to the stockholders by law or by the charter or by-laws of the corporation.'

The other provisions of the Maryland Law do not contain any exception to the quoted language which could be construed to create an applicable exception in this situation. Nor does the Corporation's Charter or its by-laws. Indeed, Section 2.01 of the by-laws provides in pertinent part:

***9** 'The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the Corporation, except such as are by statute or the charter or the by-laws conferred upon or reserved to the stockholders.'

While the Maryland law details a number of matters on which shareholders have a statutorily granted right to vote, neither the Maryland Law nor the Corporation's Charter nor its by-laws contains a provision granting any general right to vote on matters affecting the business or a provision which grants a shareholder of the Corporation the right to have his views concerning any aspect of the management of the Corporation or any of its assets placed before the shareholders for action at an annual or special meeting.

Certain Maryland cases, or cases interpreting the Maryland Law, identify matters which are of proper concern to shareholders of a Maryland corporation even though they are not expressly made so by statute. Warren v. Fitzgerald, 189 Md. 476, 56 A.2d 827 (1948) states the general rule.

'Generally speaking, a corporation's ordinary business powers are vested in its directors; its constituent powers, relating to fundamental changes in its corporate structure, objects or purposes, are reserved to the stockholders, to be exercised (under present Maryland law) on recommendation of the directors. * * * the individual directors . . . hold [their] office charged with the duty to act for the corporation according to their best judgment, and in so doing they cannot be controlled in the reasonable exercise and performance of such duty. As a general rule the stockholders cannot act in relation to the ordinary business of the Corporation, nor can they control the directors in the exercise of the judgment vested in them by virtue of their office. * * * The corporation is the owner of the property, but the directors in the performance of their duties possess it, and act in every way as if they owned it'. (Citing People ex rel. Manice v. Powell, 201 N.Y. 194, 200, 201, 94 N.E. 634, 637.) (Warren v. Fitzgerald, at 832, 833.)'

This case and other Maryland cases endorse the general rules, and do not stand for the proposition that shareholders have a right to have their requests submitted to the shareholders for action if the subject matter of the request is not otherwise proper.

In our opinion the foregoing provisions of the Maryland Law, to which each shareholder submits himself when acquiring shares of the capital stock of the Corporation, clearly allocate to the Board of Directors of the Corporation and not to its shareholders the right to conduct the affairs of the Corporation and the responsibility for such conduct, and clearly grant the shareholders a right to vote only on matters as to which the statute grants them the right, or on matters which the directors choose to submit to them, or on matters where applicable case law has authoritatively established a non-statutory right to vote. It follows from the foregoing that the resolution which purports to direct the Board of Directors to do something related to the management of a specific asset of the Corporation is clearly improper, because it directly invades the power and responsibility for the management of the Corporation assigned to the Board of Directors. We note in this connection that the staff of the Securities and Exchange Commission has on a number of occasions reached the same conclusion with respect to these types of resolutions, and indeed has embodied that position in Rule 14a-8(c)(1).

***10** Because the resolution deals with the conduct of the ordinary business of the Corporation, and because the specific subjects to which they relate and the actions they seek are completely unlike anything which applicable case law has established as a proper matter of shareholder concern, we do not believe the proposal is a proper subject for shareholder action under Maryland law. Nor do we believe that the proposal as drafted, which attempts to adopt the form of a request, would be proper even if phrased correctly in the terms of a request. No provision of Maryland Law or of the Corporation's Charter or by- laws gives shareholders general voting rights with respect to corporate affairs or gives shareholders the right to have requests made by them submitted to the shareholders in matters relating to the management of the Corporation. As such, redrafting the proposal would not cure its basic infirmity because it would still relate to the conduct of the ordinary business of the Corporation, and as such is within what Maryland Law has made the exclusive province of the Board of Directors.

As stated above this opinion is provided to you in connection with your notification to the Securities and Exchange Commission that you believe you properly may omit the proposal discussed above from the proxy statement and proxy form for the Corporation's 1981 Annual Meeting. You may include a copy of this opinion with any materials filed with the Commission with such notification.

Yours truly,
Miles & Stockbridge

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8(c)(7)

February 17, 1981

Publicly Available February 17, 1981

James D. Simpson, Esq.
Vice President and General Counsel
Martin Marietta Corporation
6801 Rockledge Drive
Bethesda, Maryland 20034
Re: Martin Marietta Corporation

Dear Mr. Simpson:

This is in regard to your letter dated January 16, 1981, which was received by the Commission on January 19, 1981, concerning a request made to Martin Marietta Corporation ('Company') by Mr. Erwin Dyer Graham ('Proponent') to include one shareholder proposal in the Company's proxy soliciting material for its 1981 annual meeting of security holders. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material. Your submission included an opinion of counsel on certain legal questions encompassed by the management's position on the proposal. Subsequently, we received a letter dated January 28, 1981 from Mrs. Erwin Dyer Graham, a representative of the Proponent, suggesting that the management's determination to omit the proposal was erroneous.

The proposal, the text of which is set forth on pages one and two of your letter dated January 16, 1981, relates to certain action to be taken by the Board of Directors concerning the use of property held by the Company. In your letter and the attached opinion of counsel the view has been expressed that the proposal is excludable from the Company's proxy material under paragraphs (c)(1), (c)(6), (c)(7) and (c)(3) of Rule 14a-8 and also under Rule 14a-9, and certain reasons are cited in support of that opinion. The Proponent's representative, however, has indicated that, for the reasons stated in her letter on the matter, the Proponent does not agree with your position.

***11** There appears to be some basis for your opinion and that of your counsel that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since the proposal appears to deal with matters relating to the conduct of the ordinary business operations of the Company (i.e., the specific use of certain property owned by the Company). Under the circumstances, this

Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission upon which you rely.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Michael R. Kargula
Attorney Adviser

ENCLOSURE

??

Securities and Exchange Commission
500 N. Capitol St., N.W.
Washington, D.C. 20549

Members of the Commission:

I am a long-term shareholder of Martin Marietta Corp. so I have confidence in the management of the company. However, I recently submitted a resolution and supporting statement concerning the corporation's mining of very special dunes on the east shore of Lake Michigan if mining plans find approval. From the company you have received a Jan. 16 letter announcing the intention to omit my resolution from the proxy statement and it is with reference to that that this letter is sent for your consideration.

Rule 14a-8 seems to have as its purpose to provide for shareholders to submit proposals to management via stockholders' meetings. If that is the purpose Rule 14a-8(c)(7) presumably discourages proposals on items that are everyday, ordinary matters. It wants only extraordinary items considered by the shareholders and I believe that the destruction of the dunes in this situation is an extraordinary item.

The Maryland General Corporation Law may or may not take priority over Rule 14a-8 but, as it is described on p. 6 of Martin Marietta's letter, it merely states the obvious regarding management's authority and function. My proposal doesn't usurp the powers of management and, in fact, even if my proposal were to be submitted to, voted upon and passed by the shareholders that vote would not necessarily be binding on the directors of the company as I understand it. But it is interesting to see on p. 6 in the last sentence of the last complete paragraph that 'powers relating to fundamental changes in corporate . . . objects or purposes are reserved to the stockholders' according to the case cited there. Is my proposal in that category?

***12** I see on p. 7 of the letter that 'in effect a lien exists on the subject property.' The important words there are 'in effect' because they seem to make that sentence the only accurate allegation in the paragraph. The rest tries to make this property appear to be so encumbered that it couldn't possibly be donated without violating all sorts of agreements and other 'liability under law'. If some general corporate indebtedness precludes action of the sort that I propose, it would seen to follow that no corporation could legally make a contribution of any sort--large or small--to any cause whether it be the Red Cross or Harvard University since any contribution reduces a company's assets.

As to the comment on p. 7 regarding -8(c)(3) and -9 I resent the idea that my proposal is false or misleading. I did not use the phrase 'irreparable harm' to the environment. That phrase has been taken by the company for use in its letter from the Michigan Sand June Irotection and Management Act (Public Act 222 of 1976). Moreover, that same phrase is one of the reasons found in the state's denial of a mining permit to mine this property which denial is now under appeal by Martin Marietta to the Michigan Matural Resources Commission with a decision expected in May 1981. It is contrived for Martin Marietta's letter to say that the Michigan Dept. of Natural Resources has never denied a permit. If the Dept. of Natural Resources' Notice dated October 2, 1979 is seen by the corporation as not being a denial it has since become one by the company's schnowledgerent of a need to follow administrative appeal procedure in filing for a contested case hearing before the Natural Resources Commission, the body now dealing with the permit question that will either support or overrule the Dept. of Natural Resources' earlier decision to deny a permit.

I assume that the Securities and Exchange Commission is not intending to decide whether there are suitable alternative sources of industrial sand; my proposal and supporting statement included specific examples of other mining operations and other possible sources to indicate some possibilities.

I must add that I have never filed a proposal or resolution for stockholders' consideration with this or any other corporation so I am not some 'crank' trying to badger the management. I am not alone in expressing concern about Martin Marietta's plan to mine these dunes; citizens groups such as West Michigan Environmental Action Council of Grand Rapids, Mich., Hope for the Dunes of Bridgman, Mich., The Grand Mere Association of Stevensville, Mich., West Michigan Tourist Association of Grand Rapids, Mich., Friends of the Dunes of stevensville, Mich. and Lake Michigan Federation of Chicago, III. are some of the organizations involved in the issues of dune destruction. I trust that a long letter from me is not necessary to convince you of my genuine interest in a matter that certainly is seen as one of serious concern by some segment of society. Obviously such concerned people at large can not speak to the shareholders of Martin Marietta Corp. but I believe your rules were written for the specific purpose of allowing me as a shareholder to make such proposal as I have. I am sorry to have caused turmoil; I did not foresee such a desperate effort by way of expensive legal opinion and analysis as being needed to counteract my request for consideration. I could not reasonably expect to prevail at a vote of the shareholders in view of the large number of shares that the management will presumably control by proxy.

***13** I'll await your review and decision.

Sincerely,
Erwin D. Graham

Securities and Exchange Commission (S.E.C.)
1981 WL 25512 (S.E.C. No - Action Letter)
END OF DOCUMENT

Release No. 12999, Release No. 19771, Release No. 34-12999, Release No. 35-19771
(Cite as: 1976 WL 160347 (S.E.C. Release No.))

Securities and Exchange Commission (S.E.C.)
*1 Securities Exchange Act of 1934
Public Utility Holding Company Act of 1935

Adoption of Amendments Relating to Proposals by Security Holders
November 22, 1976

The Securities and Exchange Commission today announced that it has adopted certain amendments to Rule 14a-8 [17 CFR 240.14a-8] under Section 14(a) of the Securities Exchange Act of 1934 ('Exchange Act') [15 U.S.C. 78a et seq., as amended by Pub. L. No. 94-29 (June 4, 1975)]. Rule 14a-8 is the provision in the Commission's proxy rules which sets forth the requirements applicable to proposals submitted by security holders for inclusion in the proxy soliciting materials of issuers. The proxy rules are promulgated under the Exchange Act but also are applicable to the solicitation of proxies under the Public Utility Holding Company Act of 1934 [15 U.S.C. 79a et seq., as amended by Pub. L. No. 94-29 (June 4, 1975)] and the Investment Company Act of 1940 [15 U.S.C. 80a-1 et seq., as amended by Pub. L. No. 94-29 (June 4, 1975)].

Notice of the proposed amendments to Rule 14a-8 was published on July 7, 1976 in Securities Exchange Act Release No. 34-12598 [41 FR 29982]. [FN1] A number of helpful comments were received from the public and were given careful consideration in connection with the preparation of the final revisions. In addition to the public commentary, the amendments adopted today also reflect the past experience of the Commission and its staff in administering Rule 14a- 8.

The Commission wishes to emphasize that the amendments which it has adopted are not intended as a final resolution of the questions and issues relating to shareholder participation in corporate governance and, more generally, shareholder democracy. The Commission intends to study these issues on a broader basis and the staff is presently formulating proposals for such a study. In the interim the staff will monitor the operation of these shareholder proposal provisions to assess their impact on the proxy soliciting process.

The Commission believes the amendments discussed herein will benefit both issuers and their security holders. Among other things, the amendments clarify the procedural requirements applicable to proponents and managements in connection with stockholder proposals and codify certain prior interpretative positions taken by the Commission's staff. The amendments are discussed below in the order in which they appear in the rule.

Procedural Requirements for Proponents--Rule 14a-8(a) [17 CFR 240.14a-8(a)]

Paragraph (a), as amended, contains four subparagraphs, each dealing with a specific procedural requirement that must be complied with by proponents.

(1) Eligibility. Subparagraph (a)(1) sets forth the requirements that a proponent must satisfy in order to be eligible to submit proposals. The subparagraph, which is unchanged from the form in which it was proposed for comment, retains the traditional requirement that a proponent must be a security holder entitled to vote at the meeting at which he intends to present his proposal for action. In addition, the provision codifies certain interpretative positions expressed by the Commission's staff in the past with respect to beneficial ownership, voting rights, and continuous ownership of the issuer's securities.

***2** As revised, the subparagraph states that a proposal may be submitted not only by a record owner of a security of the issuer, but also by a beneficial owner as well. However, if a proponent claims to have a beneficial ownership interest, he must be prepared to document that interest within 10 business days after receiving a request for appropriate documentation from the management. The term 'business days,' as used in subparagraph (a)(1) and in other provisions of the revised rule, is intended to mean all calendar days except Saturdays, Sundays and national holidays.

The subparagraph further provides that the security owned by the proponent must be one which would enable him to vote on his proposal at the meeting of security holders. Thus, under this provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters could not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally.

Finally, the subparagraph states that the proponent must own a voting security at the time he submits his proposal and he must continue to own that security through the date on which the meeting is held. In this regard, the amended rule provides that in the event the management included a proponent's proposal in its proxy materials for a particular meeting and the proponent failed to comply with the requirement that he continuously own his security through the meeting date, the management could then exclude from its proxy materials for any meeting held in the following two calendar years any proposals submitted by that proponent. The purpose of this latter provision is to assure that the proponent will maintain an investment interest in the issuer through the meeting date.

It also should be noted that several commentators urged the Commission to adopt additional eligibility requirements. Among such recommendations were that the proponent be required to have been a security holder of the issuer for a minimum period of time (e.g., six months or one year) prior to the submission of his proposal, or that the proponent be required to own at the time of submission a minimum investment interest in the issuer, either in terms of a minimum number of shares or a minimum dollar amount according to the market value of the securities. The Commission has carefully considered these comments and determined that there is not sufficient justification for implementing them. In arriving at this position, the Commission has noted, among other things, that the current eligibility requirements have been in operation for many years and generally have not been abused.

(2) Notice. Subparagraph (a)(2) of the amended rule retains the requirement of the former rule that the proponent must provide written notice to the management of his intention to appear personally at the meeting to present his proposal for action. Some commentators criticized the requirement of personal attendance at the meeting on the ground that, in reality, the proposal is 'presented' to most security holders for their action when it is included in the proxy statement. While the Commission does not disagree with the significance these commentators have assigned to the proxy statement, it nevertheless believes that the notice requirement serves a useful purpose. That is, it provides some degree of assurance that the proposal not only will be presented for action at the meeting (the management has no responsibility to do so), but also that someone will be present to knowledgeably discuss the matter proposed for action and answer any questions which may arise from the shareholders attending the meeting.

***3** The subparagraph also contains a provision which has been adopted in recognition of the fact that many proponents are unaware of the notice requirement at the time they submit their proposals and therefore unintentionally fail to comply with it. Specifically, the subparagraph permits a proponent who is unaware of the notice requirement at the time of submission to furnish the requisite notice within 10 business days after being made aware of the requirement by the management. The specific time deadline of 10 business days was substituted in the subparagraph at the suggestion of several commentators, who expressed the view that the 'reasonable time' deadline proposed in Release No. 34-12598 for the furnishing of the requisite notice was unnecessarily vague.

The Commission also has amended the subparagraph to make it clear that a proponent who furnishes the requisite notice in good faith but subsequently determines that he will be unable to appear at the meeting may arrange to have another security holder of the issuer present his proposal on his behalf at the meeting. The revision is in accord with existing practice and is intended, again, to provide some assurance that a proponent's proposal will indeed be presented for action at the meeting.

Finally, subparagraph (a)(2) contains a sentence at the end thereof which will have essentially the same effect as subparagraph (c)(3) of the former rule. That is, the sentence provides that in the event the proponent or his proxy fails without good cause to present the proponent's proposal at the meeting the management need not include any proposals submitted by the proponent in its proxy materials for any meeting held in the following two calendar years. This provision is in keeping with the overall purpose of the notice requirement, which is to avoid putting the issuer and its security holders to considerable expense for no valid purpose.

(3) Timeliness. Prior to the current amendments, Rule 14a-8 provided that a proposal to be presented at an annual meeting had to be received by the management no later than 70 days in advance of the anniversary of the mailing date for the previous year's proxy materials, except that if the date of the annual meeting were changed as a result of a change in the fiscal year the proposal had to be received by the management a reasonable time before the solicitation was made. Proposals submitted for other meetings were required to be submitted sufficiently far in advance of the meeting to be received by the management a reasonable time before the solicitation was made.

Under the revised rule, the timeliness deadline for annual meetings will be extended from 70 to 90 days. In addition, the provision relating to a change in the annual meeting date due to a change in the fiscal year has been deleted and replaced by a provision that will be applicable to all changes in annual meeting dates of 30 days or more. The timeliness requirement for meetings other than annual meetings, however, has not been changed.

***4** The 20-day advance in the deadline for annual meetings is being adopted by the Commission in conjunction with a similar 20-day advance in the deadline date under paragraph (d) of the rule for the filing by managements of the reasons why they believe specific proposals may properly be excluded from their proxy materials. Formerly, paragraph (d) required that the management file such reasons, as well as any related materials, at least 30 days prior to the filing of its preliminary proxy materials, unless the Commission permitted them to be filed within a shorter period.

The Commission believes that the changes outlined above will benefit both managements and proponents. With respect to managements, the Commission's past experience indicates that advancing the filing requirement under paragraph (d) from 30 to 50 days will eliminate the disruptions in the printing schedules for their proxy materials that occasionally resulted under the 30-day filing requirement. Such disruptions generally occurred when the staff of the Commission was unable, due to its workload, to express within the 30-day period its informal enforcement views on the management's reasons for omitting a proposal. Although there is no requirement that managements adhere to the staff's comments, the Commission is aware that most managements are interested in those comments and will delay their printing schedules, if necessary, in order to consider them. Based on past experience, the Commission believes the 50-day filing requirement will eliminate almost all such delays.

Insofar as proponents are concerned, the Commission is aware that advancing the deadline for submitting proposals from 70 to 90 days may be inconvenient to some. However, on the basis of its past experience and the public comments, it believes that the inconvenience will be minimal and is outweighed by the fact that the new timeliness deadlines will provide an additional 20 days for proponents to explore all possible alternatives in connection with a management's intention to omit their proposals. One of these alternatives is to institute an action in a U.S. District Court to compel the management to include the proposals in the issuer's proxy materials, and the changes in the timeliness deadlines will provide an additional 20 days to prepare for and institute such a suit.

As previously indicated, the Commission has made one further change in the timeliness requirements applicable to proponents. Until now, the rule has provided that the 70-day filing deadline applied to all annual meetings, except those in which the date of the meeting had been changed as a result of a change in the fiscal year. In the latter instance, the proposal was required to be received by the management a 'reasonable time' before the solicitation was made. One of the public commentators pointed out that changes in the meeting date due to a change in the fiscal year are relatively rare but that changes for other reasons, such as unavoidable postponement, are much more frequent. The commentator indicated that some provision for these other situations should perhaps be made in the rule.

***5** The Commission has determined to implement the above suggestion, since it does not seem meaningful, where the current year's meeting date is to be substantially different from the preceding year's date, to measure timeliness from a date connected with the prior year's meeting. Accordingly, the rule has been amended to provide that where there has been a change of more than 30 calendar days from the previous year's annual meeting the proposal must be received by the management a reasonable time in advance of the current year's solicitation. It is important to note that this revision will apply only to those special situations in which the change in the meeting date is substantial and will not affect the vast majority of issuers which hold an annual meeting each year at approximately the same time as the previous year.

In adopting the new timeliness deadlines discussed above, the Commission realizes that many proponents and managements may be adversely affected by them unless there is a reasonably lengthy transition period prior to their effectiveness that will allow all interested persons adequate time to familiarize themselves with the requirements and comply with them. Accordingly, while all of the other amendments to Rule 14a-8 adopted today shall be applicable to proposals submitted to issuers who will be filing their preliminary proxy materials with the Commission on or after February 1, 1977, the effectiveness of the new timeliness deadlines set forth in subparagraph (a)(3) and paragraph (d) of the revised rule shall be deferred an additional three months. Thus, the new timeliness requirements shall apply only to those proposals submitted to issuers who will be filing their preliminary proxy materials with the Commission on or after May 1, 1977.

As a final note to the discussion of the timeliness requirements, the

Commission wishes to reiterate a view that its staff has expressed informally on many occasions in the past. That is, changes to a timely submitted proposal or supporting statement may be made by the proponent after the timeliness deadline has passed, provided the changes are minor in nature and do not alter the substance of the proposal. Examples of such changes would be a change in the form of the proposal to bring it into accord with the requirements of the applicable state law, or a change in the proposal or supporting statement to revise or delete misleading statements contained therein.

The above position has been taken by the Commission and its staff in recognition of the fact that most proponents are not sophisticated in matters of securities law such as Rule 14a-8. Because of their lack of sophistication, such persons frequently are apt to submit proposals that generally comply with the substantive requirements of Rule 14a-8 but nevertheless contain some relatively minor defects that are easily correctable. In such circumstances, the Commission believes the concept of corporate democracy underlying Section 14(a) of the Exchange Act is best served by affording such persons the opportunity to correct the defects that have been pointed out to them. Thus, under this view, a proponent may make non-substantive changes to his original submission after the timeliness deadline has passed without being considered to have submitted an entirely new proposal that would be excludable under the timeliness provisions of subparagraph (a)(3).

***6** (4) Number and Length of Proposals. Prior to the current amendments, Rule 14a-8 did not contain any limitation on either the number of proposals which a proponent could submit to an issuer or the length of such proposals. The Commission, however, has noted that in recent years several proponents have exceeded the bounds of reasonableness either by submitting excessive numbers of proposals to issuers or by submitting proposals that are extreme in their length. Such practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents. Accordingly, the Commission has added a new subparagraph (a)(4) to the rule limiting a proponent to a maximum of two proposals of not more than 300 words each to an issuer. These limitations will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants).

In connection with the above, the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a 'no-action' letter, [FN2] concerning the omission from their proxy materials of the proposals at issue.

Subparagraph (a)(4) also provides that in those instances in which a proponent fails to comply with either of the new limitations or with the 200- word limit on statements in support of a proposal the management shall so notify the proponent and provide him with 10 business days within which to reduce the items submitted by him to the limits set forth in the rule. This provision has been inserted in the interest of fairness because the Commission recognizes that many proponents, due to lack of awareness of the limitations, may inadvertently exceed them at the time they submit their proposals.

Supporting Statements for Proposals--Rule 14a-8(b)

Paragraph (b) of the revised rule deals with statements that may be submitted by proponents in support of their proposals. This provision, which differs in only two minor respects from paragraph (b) of the former rule, has been adopted in the same form in which it was proposed for comment.

The first change made by the Commission in the former paragraph is the deletion of the following sentence therefrom:

Any statements in the text of a proposal, such as a preamble or 'whereas' clauses, which are in effect arguments in support of the proposal, shall be deemed part of the supporting statement and subject to the 200-word limitation thereon.

The above sentence was intended to curtail the tendency of proponents to evade the 200-word limitation on supporting statements by submitting lengthy proposals which contained supporting argumentation within the text of the proposals themselves. However, since the Commission has now placed a limit on the length of proposals that would encompass any introductory preambles or 'whereas' clauses, it does not believe a need exists to police the length of supporting statements in the manner envisioned by the above sentence.

***7** The second change relates to the last two sentences of the former paragraph. Those sentences, which provided, respectively, that the proponent shall furnish his supporting statement to the management at the time the proposal is furnished, and that neither the management nor the issuer shall be responsible for such statement, often have been overlooked by the proponents. Accordingly, in order to highlight them, they have been combined into a single sentence and repositioned in the paragraph.

Substantive Bases for Omission of Proposals--Rule 14a-8(c)

Paragraph (c) of the revised rule sets forth various substantive grounds for excluding a proposal from an issuer's proxy materials. As amended, paragraph (c) contains 13 separate grounds for omitting a proposal. Each of these grounds is discussed below in the order in which it appears in the revised paragraph.

(1) State Law. Subparagraph (c)(1) of the former rule allowed the management

to omit a proposal 'If the proposal as submitted is, under the laws of the issuer's domicile, not a proper subject for action by security holders.' This provision has been based on the theory that no purpose is served by including in an issuer's proxy materials proposals which the issuer's security holders cannot properly act upon. With one exception, the provision has been carried forward intact in the amended rule.

The one exception is that the words 'as submitted' have been omitted from the revised subparagraph. The deletion of these two words is intended to make clear the Commission's belief, previously alluded to in the discussion concerning subparagraph (a)(3), that a proponent is not always bound by the original text of his proposal under this provision but may revise the proposal in those instances in which a non-substantive change (such as a change in form) will bring it into compliance with the applicable state law.

The Commission also has added a Note to subparagraph (c)(1) of the rule alerting proponents to the fact that the propriety of their proposals under the applicable state law may depend upon the form in which the proposal appears. Thus, the Note states that 'A proposal that may be improper under the applicable state law when framed as a mandate or directive may be proper when framed as a recommendation or request.'

The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders. The Note will serve the purpose of alerting proponents to these distinctions and to the importance of framing their proposals in a form that is acceptable under the applicable state law.

***8** (2) Other Applicable Federal and State Laws. As originally proposed in Release No. 34-12598, subparagraph (c)(2) would have provided that a proposal could be omitted by the management 'if the proposal is contrary to a federal law of the United States.' In this connection, it was stated in the textual portion of the release that the proposed subparagraph was intended to formalize a view that the Commission's staff had expressed on numerous occasions. That is, a proposal by a security holder that would, if implemented, be violative of a federal law of the United States may properly be excluded from an issuer's proxy materials.

Several comments were received indicating that the language contained in the text of the release provided more clarity than the proposed subparagraph itself, and that the provision should be revised to make clear that it deals with the implementation of the proposal. The commentators further suggested that the Commission expand the subparagraph to allow the omission of any proposal whose implementation would violate not only federal law, but also any other applicable law (including foreign law) or governmental regulation to which the issuer is subject.

The Commission believes that the above comments have merit, since it does not appear appropriate to allow the inclusion in proxy materials of any proposal which, if implemented, would violate an applicable law. Accordingly, subparagraph (c)(2), as adopted, will allow an issuer to omit any proposal which 'would, if implemented, require the issuer to violate any state law or federal law of the United States, or any law of any foreign jurisdiction, to which the issuer is subject.'

The subparagraph was further amended to include a proviso to make it clear that, while this exclusion will apply to both foreign and domestic law, state law or the federal law of the United States will supersede the law of foreign jurisdictions. Accordingly, where a proposal would call for an action by the issuer to bring it into compliance with state or federal law, the fact that such action might be violative of a particular foreign law to which the issuer is also subject would not cause the proposal to be excluded under subparagraph (c)(2).

It should be noted that under this provision, or any other provision of Rule 14a-8 for that matter, the management has the burden of demonstrating the validity of its view that a proposal may properly be omitted in reliance upon it. Further, issuers should be aware that paragraph (d) of Rule 14a-8 requires that they furnish an opinion of counsel both to the proponent and to the Commission whenever they assert that a proposal can be omitted for reasons based on matters of law. Thus, should a management take the position that this subparagraph is applicable to a particular proposal, it would be incumbent upon it to furnish an opinion of counsel on the legal aspects of its view.

(3) Proxy, Rules and Regulations. The Commission is aware that on many occasions in the past proponents have submitted proposals and or supporting statements that contravene one or more of its proxy rules and regulations. Most often, this situation has occurred when proponents have submitted items that contain false or misleading statements. Statements of that nature are prohibited from inclusion in proxy soliciting materials by Rule 14a-9 of the proxy rules.

***9** In light of the foregoing, the Commission has adopted a new subparagraph (c)(3) to Rule 14a-8 expressly providing that a proposal or supporting statement may not be contrary to any of the Commission's proxy rules and regulations, including rule 14a-9. This provision simply formalizes a ground for omission that the Commission believes has been inherent in the proxy rules.

(4) Personal Claim or Grievance. Subparagraph (c)(4) of the amended rule permits a proposal to be excluded from an issuers proxy materials if it "relates to the enforcement of a personal claim or the redress of a personal grievance against the issuer, its management, or any other person." This provision is identical to subparagraph (c)(2)(i) of the former rule and has been carried forward intact because the Commission does not believe an issuers proxy materials are a proper forum for airing personal claims or grievances.

(5) Insignificant Matters. Subparagraph (c)(2)(ii) of the former rule allowed an issuer to omit a proposal if it ccnsisted of a recommendaion, request or mandate that action be taken with respect to any matter including a general economic, political, racial, religious, social or similar cause, that is not significantly related to the business of the issuer... The Commission has retained the substance of this provision in subparagraph (c)(5) of the revised rule. However, the reference in the former rule to the form in which proposals appear and the illustrative reference to various general causes have been deleted on the ground they are superfluous and unnecessary. These deletions, however, should not be constured as an implication that a different standard from that set forth in the former subparagraph (c)(2)(ii) will be utilized under subparagraph (c)(5) of the amended rule.

A number of commentators expressed the view that the Commission should revise the subparagraph to allow the omission of a proposal whenever the matter involved therein does not bear a significant economic relation to the issuer's business in this regard, the Commission does not believe that subparagraph (c)(5) should be hinged solely on the economic relativity of a proposal, since there are many instances in which the matter involved in a proposal is significant to an issuer's business even though such significance is not apparent from an economic viewpoint. For example, proposals dealing with cumulative voting rights or the ratification of auditors in a sense may not be economically significant to an issuer's business but they nevertheless have a significance to security holders that would preclude their being omitted under this provision. An proposals relating to ethical issues such as political contributions also may be significant to the issuer's business, when viewed from a standpoint other than a purely economic one.

Notwithstanding the foregoing, the Commission recognizes that there are circumstances in which economic data may indicate a valid basis for omitting a proposal under this provision. The Commission wishes to emphasize, however, that the significance of a particular matter to an issuer's present or prospective business depends upon that issuer's individual circumstances, and that there is no specific quantitative standard that is applicable in all instances. Moreover, as previously indicated, the burden is on the issuer to demonstrate that this or any other provision of Rule 14a-8 may properly be relied upon to omit a proposal.

***10** Finally, it should be noted that none of the public comentators recommended the replacement of this subparagraph by the proposed alternative provision described in Release No. 34-12598. That provision would have allowed the omission of any proposals dealing with matters that the governing body of the issuer was not required to act upon pursuant to either the applicable state law or the governing instruments of the issuer. The alternative provision is more fully discussed in the section of this release immediately following the discussion of subparagraph (c)(7) of the amended rule.

(6) Matters Beyond Issuer's Power. Subparagraph (c)(6) of the amended rule provides that a proposal may be omitted from an issuer's proxy materials if it deals with a matter that is "beyond the issuer's power to effectuate." This provision is derived from that part of subparagraph (c)(2)(ii) of the current rule and the Note thereto that allow a proposal to be omitted if it deals with a matter that is not within the control of the issuer. In terms of scope and effect, the provision is unchanged from the former rule and Note. However, since the Note did nothing more than define the term used in the subparagraph, it has been incorporated into the subparagraph itself.

(7) Routine Matters. Subparagraph (c)(5) of the former rule permitted an issuer to omit a proposal from it proxy materials if the proposal consisted of a "recommendation or request that the management take action with respect to a matter relating to the conduct of the ordinary business operations of the issuer". The commission proposed in Release No. 34-12598 to replace this provision with one that would have allowed the omission of a proposal if it dealt with a "routine, day-to-day matter relating to the conduct of the ordinary business operations of the issuer." The proposed new provision, which would have been more restrictive than the former one, was considered at the time to be appropriate for possible adoption because the former provision occasionally had been relied upon to exclude proposals of considerable importance to the issuer and its security holders. The Commission hoped that the new provision would produce results that were more in accord with the concept of shareholder democracy underlying Section 14(a) of the Exchange Act.

A large majority of the commentators who addressed themselves to the proposed new standard objected to it on the ground that it would produce many undesirable results. Among other things, they pointed out that many of the shareholder proposals under the new provision would necessarily deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. In view of these commentators, it would not be practicable in most instances for stockholders to decide management problems at corporate meetings. Further, they stated that the proposed new provision would be difficult to administer because of the subjective judgments that necessarily would be required in interpreting it.

***11** After consideration of the above comments, the Commission has determined not to adopt proposed subparagraph (c)(7) in the form in which it was proposed for comment. The Commission is taking this course of action for two reasons: (1) it believes the difficulties that are likely to arise from the proposed standard would exceed any benefits to security holders that might accrue from its adoption; and (2) the former standard appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past.

The Commission's determination not to adopt proposed subparagraph (c)(7) is based to a large extent on the fact that there does not appear to be any reasonable means for distinguishing between routine and important business matters. The Commission suggested in Release No. 34-12598 that a possible standard for making such distinctions was whether it would be necessary for the board of directors to act on the matter involved in the proposal. If no action were necessary, the matter would be considered routine. The commentators pointed out, however, that board practices relating to the delegation of authority to management personnel vary greatly, and there would, therefore, be no consistency in applying such a standard. The potential lack of consistency of the proposed standard is a fatal drawback, in the Commission's view. And, since no other reasonable standard for making the requisite distinctions is readily apparaent, the Commission believes that the provision would be difficult, if not impossible, to administer on a satisfactory basis.

In lieu of the subparagraph proposed in Release No. 34-12598, the Commission has decided to adopt a provision that essentially is the same as subparagraph (c)(5) of the former rule. That is, a proposal will be excludable if it "deals with a matter relating to the conduct of the ordinary business operations of the issuer." The Commission recognizes that this standard for omission has created some difficulties in the past, and that, on occasion, it has been relied upon to omit proposals of considerable importance to security holders. Nevertheless, the Commission believes that the provision is a workable one, as evidenced by the fact that it has been in operation for over 22 years and has not, until the past year or so, generated a significant amount of controversy.

The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nulcear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

***12** Although subparagraph (c)(7) will be subject to a more restrictive interpretation in the future than its predecessor, former subparagraph (c)(5), this should not be construed to mean that the provision will not be available for the omission of proposals that deal with truly "ordinary" business matters. Thus, where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them.

Proposed Alternate to Subparagraphs (c)(5) and (c)(7)

At the time subparagraphs (c)(5) and (c)(7) were proposed for comment, the Commission also asked for the public's views on the following questions:

(1) whether it would be more beneficial to issuers and their security holders not to adopt either or both of those subparagraphs, or

(2) whether it would be more beneficial to replace or supplement them with a provision which would allow the omission of a proposal if it

deals with a matter that the governing body of the issuer (such as the Board of Directors) is not required to act upon pursuant to the applicable State law or the issuer's governing instruments (such as the Charter or By- Laws).

The prevailing view of those commentators who responded to the above questions was that both subparagraphs (c)(5) and (c)(7) should be retained but that the alternative provision quoted above should be discarded. With respect to the retention of subparagraphs (c)(5) and (c)(7), it was noted that both provisions contain separate and justifiable grounds for the omission of a proposal and that there often are instances in which one is applicable to a proposal while the other is not. The Commission concurs in this view and therefore has determined to retain both of them in the form already discussed herein.

In regard to the alternative provision, it was pointed out by the commentators that most state statutes and corporate governing instruments specify relatively few instances where director action is required but simply mandate that the business and affairs of the corporation be managed by or under the direction of the board of directors. Consequently, the application of the proposed "board-action" standard would turn upon the issues of delegation of authority and proper board practices. Since the resolution of these issues would involve complex and often conflicting matters of law and interpretation, the Commission does not believe that the standard would provide a useful or workable ground for omission under the rule. Therefore, it has notbeen adopted.

(8) Elections to Office. The last sentence of paragraph (a) of the former rule

stated that Rule 14a-8 does not apply to elections to office or to counter proposals to matters to be submitted by the management. The two grounds for omission mentioned in that sentence have been restated in subparagraphs (c)(8) and (c)(9) of the amended rule.

In its adopted form, subparagraph (c)(8) states simply that a proposal can be omitted if it 'relates to an election to office.' As originally proposed in Release No. 34-12598, the subparagraph would have allowed the omission of any proposal which related to a 'corporate, political or other election to office.' However, the Commission has deleted the words 'corporate, political or other' from the adopted provision, since it is apparent that the inclusion of those words in the proposed version led many commentators to the erroneous belief that the Commission intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer. To dispel this misunderstanding, the Commission has revised the language of the adopted provision to read substantially as its predecessor under the former rule.

***13** (9) Under Proposals. As noted above, subparagraph (c)(9) of the revised rule merely restates a ground for omission already set forth in the existing rule. That is, a proposal that is counter to a proposal to be presented by the management may be omitted from an issuer's proxy materials.

(10) Moot Proposals. The Commission has set forth in subparagraph (c)(10) of the amended rule a ground for omission that has not been formally stated in Rule 14a-8 in the past but which has informally been deemed to exist. The new subparagraph provides that a proposal which has been rendered moot may be omitted from the issuer's proxy materials.

As originally proposed by the Commission, this subparagraph would have allowed the omission of only those proposals rendered moot 'by the actions of management.' However, it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events. Therefore, since the Commission believes that a proposal which has been rendered moot for whatever reason should properly be excludable from an issuer's proxy materials. It has deleted the qualifying phrase 'by the actions of the management' from the adopted form of the subparagraph.

(11) Similar Proposals in Current Year. As with subparagraph (c)(10) above, subparagraph (c)(11) formalizes a ground for omission that has existed solely on an informal basis in the past. Specifically, the new subparagraph provides that the management may omit a proposal that is substantially duplicative of a proposal submitted by another proponent which the management intends to include in its proxy materials. The purpose of the provision is to eliminate the possibly of shareholders having to consider two or more substantially identical

proposals submitted to an issuer by proponents acting independently of each other.

(12) Similar Proposals in Prior Years. In Release No. 34-12598, the Commission proposed to broaden the provision in the former rule (viz., subparagraph (c)(4)) which allowed the omission of any proposal that was 'substantially the same' as a prior proposal that failed to receive the percentage of votes on its latest submission specified in the rule. This would have been accomplished by revising the provision to state that it would apply to any proposal that dealt with 'substantially the same subject matter' as a prior proposal that had failed to attract the requisite number of votes.

Several commentators urged the Commission not to make the proposed change. These persons pointed out: (1) that abuses of the existing provision have been rare and do not justify the type of radical revision proposed; (2) that the new standard would be almost impossible to administer because of the subjective determinations that would be required under it; and (3) that it would unduly constrain shareholder suffrage because of its possible 'umbrella' effect (i.e., it could be used to omit proposals that had only a vague relation to the subject matter of a prior proposal that received little shareholder support).

***14** After consideration of the above comments, the Commission has determined not to make the changes in the subparagraph previously proposed by it. This action is being taken because the potential drawbacks of the new provision appear to outweigh the prospective benefits. As a result the Commission has adopted subparagraph (c)(12) in a form that is identical to that of former subparagraph (c)(4).

Notwithstanding the above action, the Commission is concerned about potential abuses of this provision. It therefore has instructed the staff to monitor closely the operation of subparagraph (c)(12) and to take appropriate action, such as issuing a no-action letter to an affected management, where it is apparent that an effort is being made to present essentially the same proposal to an issuer's security holders year-after-year, even though the proposal has not attracted the support required by the rule. In connection with the foregoing, it should be noted that this provision will be considered to be available in the future for the omission of a proposal which, although not substantially the same as any one proposal submitted in a prior year, is composed essentially of the elements of two or more proposals that were submitted for a vote in prior years and failed to receive the percentage of the total vote specified in the rule.

(13) Specific Dividend Amounts. The Commission proposed in Release No. 34-12598 to adopt a new subparagraph (c)(13) which would permit issuers to omit from their proxy materials any proposals relating to 'specific amounts of cash or stock dividends.' The purpose of the provision was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters. Specifically, the Commission was concerned over the possibility that

several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid.

In the past it has been the position of the Commission and its staff that dividend matters were within the realm of an issuer's ordinary business operations and precatory proposals dealing with such matters were therefore excludable under the provision of Rule 14a-8 dealing with such operations (viz., former subparagraph (c)(5)). Although the Commission has carried forward into the revised rule an exclusion for matters relating to an issuer's ordinary business operations (see the discussion of subparagraph (c)(7)), it is now of the view that because dividend matters are extremely important to most security holders, and because they involve significant economic and policy considerations, they are not 'ordinary' business matters in the strictest sense. Therefore, proposals relating to dividend matters will not be excludable under subparagraph (c)(7), with the result that the reasons for which subparagraph (c)(13) was proposed are still valid. Accordingly, the Commission has adopted the subparagraph in the form in which it was proposed for comment.

***15** In connection with the foregoing, the Commission has noted the view of some commentators that dividend matters are not appropriate for discussion by security holders. These persons have indicated that decisions on dividends traditionally have been within the exclusive province of the board of directors under most state laws and that it would not be proper for shareholders to submit proposals on such matters. The Commission, however, is not persuaded that these reasons provide a valid basis for excluding all dividend proposals. In this regard, it is noted that mandatory dividend proposals would continue to be excludable under subparagraph (c)(1) of the revised rule, to the extent that they would intrude on the board's exclusive discretionary authority under the applicable state law to make decisions on dividends. But to the extent that such proposals are advisory in nature, and therefore non-binding on the board even if adopted, the Commission is unable to agree that proponents should be denied the opportunity to present them, within the limits of this provision, to their fellow security holders for consideration.

Procedural Requirements for Managements--Rule 14a-8(d)

Paragraph (d) of the revised rule discusses the procedural requirements applicable to managements who intend to omit stockholder proposals from their proxy materials. The paragraph has been adopted by the Commission in precisely the same form in which it was proposed for comment.

As revised, the paragraph provides that the management must file five copies of the following documents with the Commission whenever it asserts, for any reason, that a proposal and any statement in support thereof can properly be omitted from its proxy materials: (1) the proposal; (2) the supporting statement, if any; (3) a statement of its reasons for omission; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. A copy of the statement of reasons and the opinion of counsel, if any, must also be furnished to the proponent at the same time they are filed with the Commission.

The principal change in paragraph (d) from the former rule is the requirement that the management file the documents specified above with the Commission at least 50 days prior to the date on which it files its preliminary proxy materials.

Formerly, such documents were required to be filed 30 days in advance of the date the preliminary proxy materials were filed. As previously noted in the discussion of subparagraph (a)(3) relating to the timeliness requirements for proponents, this change is being made in conjunction with a corresponding 20-day advance in the deadline date for the submission of proposals by proponents.

Other changes in the paragraph include the requirement that five copies of all materials required under the paragraph be filed with the Commission (rather than one, as required under the former rule) and the addition of certain words to clarify: (1) that either the Commission or its staff may waive part or all of the 50-day filing requirement (the former rule mentioned only the Commission), and (2) that the filing requirements of the paragraph must be complied with in all instances in which the management asserts that a proposal can properly be omitted (some managements have erroneously believed that they need not comply with those requirements when a proposal is clearly excludable for a procedural reason, such as timeliness).

Cost Data

***16** In Release No. 34-12598 the Commission expressed an interest in obtaining information about the costs to issuers of including stockholder proposals in their proxy soliciting materials. The Commission continues to be interested in obtaining such information with respect to proposals that are included in proxy materials through June 30, 1977. Any issuers willing to furnish such information to the Commission are requested to indicate not only the total cost of including each proposal in their proxy materials but also the amount of each component part of the overall cost (such as printing, postage and legal expenses). This information should be submitted to William E. Morley, Special Counsel, Division of Corporation Finance, Securities and Exchange Commission, Washington, D.C. 20549.

Date of Effectiveness

As previously indicated, all of the amendments to Rule 14a-8 adopted today, with the exception of the changes to the timeliness provisions of subparagraph (a)(3) and paragraph (d), shall be applicable to proposals submitted to issuers who will be filing their preliminary proxy materials with the Commission on or after February 1, 1977. The effectiveness of the new timeliness requirements set forth in subparagraph (a)(3) and paragraph (d) shall be deferred an additional three months. Accordingly, they shall apply only to proposals submitted to issuers who will be filing their preliminary proxy materials with the Commission on or after May 1, 1977.

Authority

The Commission has adopted the amendments to Rule 14a-8 that are discussed herein pursuant to Sections 14(a) and 23(a) of the Securities Exchange Act of 1934, Sections 12(e) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 20(a) and 38(a) of the Investment Company Act of 1940.

Text of Revised Rule 14a-8

Rule 14a-8 is revised to read as follows:

§ 240.14a-8 Proposals of security holders.

(a) If any security holder of an issuer notifies the management of the issuer of his intention to present a proposal for action at a forthcoming meeting of the issuer's security holders, the management shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b) [17 CFR 240.14a-4(b)]. Notwithstanding the foregoing, the management shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the 'proponent') has complied with the requirements of this paragraph and paragraphs (b) and (c) hereof:

(1) Eligibility. At the time he submits the proposal, the proponent shall be a record or beneficial owner of a security entitled to be voted at the meeting on his proposal, and he shall continue to own such security through the date on which the meeting is held. If the management requests documentary support for a proponent's claim that he is a beneficial owner of a voting security of the issuer, the proponent shall furnish appropriate documentation within 10 business days after receiving the request. In the event the management includes the proponent's proposal in its proxy soliciting materials for the meeting and the proponent fails to comply with the requirement that the continuously be a voting security holder through the meeting date, the management shall not be required to include any proposals submitted by the proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

***17** (2) Notice. The proponent shall notify the management in writing of his intention to appear personally at the meeting to present his proposal for action. The proponent shall furnish the requisite notice at the time he submits the proposal, except that if he was unaware of the notice requirement at that time he shall comply with it within 10 business days after being informed of it by the management. If the proponent, after furnishing in good faith the notice required by this provision, subsequently determines that he will be unable to appear personally at the meeting, he shall arrange to have another security holder of the issuer present his proposal on his behalf at the meeting. In the event the proponent or his proxy fails, without good cause, to present the proposal for action at the meeting, the management shall not be required to include any proposals submitted by the proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

(3) Timeliness. The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the management within the following time periods:

(i) Annual Meetings. A proposal to be presented at an annual meeting shall be received by the management at the issuer's principal executive offices not less than 90 days in advance of a date corresponding to the date set forth on the management's proxy statement released to security holders in connection with the previous year's annual meeting of security holders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date of the previous year's annual meeting a proposal shall be received by the management a reasonable time before the solicitation is made.

(ii) Other Meetings. A proposal to be presented at any meeting other than an annual meeting shall be received a reasonable time before the solicitation is made.

NOTE. In order to curtail controversy as to the date on which a proposal was received by the management, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.

(4) Number and Length of Proposals. The proponent may submit a maximum of two proposals of not more than 300 words each for inclusion in the management's proxy materials for a meeting of security holders. If the proponent fails to comply with either of these requirements, or if he fails to comply with the 200-word limit on supporting statements mentioned in paragraph (b), he shall be provided the opportunity by the management to reduce, within 10 business days, the items submitted by him to the limits required by this rule.

(b) If the management opposes any proposal received from a proponent, it shall also, at the request of the proponent, include in its proxy statement a statement of the proponent of not more than 200 words in support of the proposal, which statement shall not include the name and address of the proponent. The statement and request of the proponent shall be furnished to the management at the time that the proposal is furnished, and neither the management nor the issuer shall be responsible for such statement. The proxy statement shall also include either the name and address of the proponent or a statement that such information will be furnished by the issuer or by the Commission to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor. If the name and address of the proponent are omitted from the proxy statement, they shall be furnished to the Commission at the time of filing the management's preliminary proxy material pursuant to Rule 14a-6(a) [17 CFR 240.14a-6(a)].

***18** (c) The management may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the issuer's domicile, not a proper subject for action by security holders;

NOTE. A proposal that may be improper under the applicable state law when framed as a mandate or directive may be proper when framed as a recommendation or request.

(2) If the proposal would, if implemented, require the issuer to violate any state law or federal law of the United States, or any law of any foreign jurisdiction, to which the issuer as subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state law or federal law of the United States;

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 [17 CFR 240.14a-9], which prohibits false or misleading statements in proxy soliciting materials;

(4) If the proposal relates to the enforcement of a personal claim or the redress of a personal grievance against the issuer, its management, or any other person;

(5) If the proposal deals with a matter that is not significantly related to the issuer's business;

(6) If the proposal deals with a matter that is beyond the issuer's power to effectuate;

(7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the issuer;

(8) If the proposal relates to an election to office;

(9) If the proposal is counter to a proposal to be submitted by the management at the meeting;

(10) If the proposal has been rendered moot;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the management by another proponent, which proposal will be included in the management's proxy materials for the meeting;

(12) If substantially the same proposal has previously been submitted to security holders in the management's proxy statement and form of proxy relating to any annual or special meeting of security holders held within the preceding 5

calendar years, it, may be omitted from the management's proxy materials relating to any meeting of security holders held within 3 calendar years after the latest such previous submission:

Provided, That--

(i) If the proposal was submitted at only one meeting during such preceding period, it received less than 3 percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than 6 percent of the total number of votes cast in regard thereto; or

(iii) If the proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; and

***19** (13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the management asserts, for any reason, that a proposal and any statement in support thereof received from proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 50 days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a), or such shorter period prior to such date as the Commission or its staff may permit, five copies of the following items; (1) the proposal; (2) any statement in support thereof as received from the proponent; (3) a statement of the reasons why the management deems such omission to be proper in the particular case; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. The management shall at the same time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the management deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

[Secs. 14(a), 23(a), 48 Stat. 895, 901; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 5, 78 Stat. 569, 570; sec. 18, 89 Stat. 133; 15 U.S.C. 78n(a), 78w(a); Secs. 12(e), 20(a), 49 Stat. 823, 833; 15 U.S.C. 79l(e), 79t(a); Secs. 20(a), 38(a), 54 Stat. 822, 841; 15 U.S.C. 80a-20(a), 80a-37(a)]

By the Commission.

George A. Fitzsimmons, Secretary

1976 WL 160347 (S.E.C. Release No.), Release No. 12999, Release No. 19771, Release No. 34-12999, Release No. 35-19771

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Philadelphia Suburban Corporation
Incoming letter dated January 3, 2002

The proposal requests that the board donate particular watershed land to the Pennsylvania Department of Conservation and Natural Resources.

There appears to be some basis for your view that Philadelphia Suburban may exclude the proposal under 14a-8(e)(2) because Philadelphia Suburban received it after the deadline for submitting proposals. We note in particular your representation that Philadelphia Suburban did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Philadelphia Suburban omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Keir D. Gumbs
Special Counsel